    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          DENDRITE INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    NEW JERSEY                                          22-2786386
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                             1200 MT. KEMBLE AVENUE
                       MORRISTOWN, NEW JERSEY 07960-6797
                                 (973) 425-1200
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             CHRISTOPHER J. FRENCH

                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             1200 MT. KEMBLE AVENUE
                          MORRISTOWN, NEW JERSEY 07960
                                 (973) 425-1200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                 ROBERT S. RISOLEO                                   KEITH F. HIGGINS
                SULLIVAN & CROMWELL                                    ROPES & GRAY
                 125 BROAD STREET                                 ONE INTERNATIONAL PLACE
             NEW YORK, NEW YORK 10004                           BOSTON, MASSACHUSETTS 02110
                  (212) 558-4000                                      (617) 951-7000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be registered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                         PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO      OFFERING PRICE        PROPOSED MAXIMUM          AMOUNT OF
      SECURITIES TO BE REGISTERED        BE REGISTERED     PER SHARE(1)     AGGREGATE OFFERING PRICE   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common stock, no par value(1)..........   3,737,500        $27.44             $102,557,000               $28,511
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee on the basis of the average high and low prices of the Registrant's common stock reported on the Nasdaq National Market on January 22, 1999.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion. Dated January 28, 1999.

                                3,250,000 Shares

                                     [LOGO]

                          DENDRITE INTERNATIONAL, INC.

                                  Common Stock
                             ----------------------

     Dendrite International, Inc. is offering 2,750,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 500,000 shares. Dendrite will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     The common stock is quoted on the Nasdaq National Market under the symbol "DRTE". The last reported sale price of the common stock on January 27, 1999 was $29.00 per share.

     See "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of the common stock.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share    Total
                                                              ---------    ------
Initial public offering price...............................   $           $
Underwriting discount.......................................   $           $
Proceeds, before expenses, to Dendrite......................   $           $
Proceeds, before expenses, to the selling stockholders......   $           $

     The underwriters may, under certain circumstances, purchase up to an additional 487,500 shares from the selling stockholders at the initial public offering price less the underwriting discount.
                             ----------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 1999.

GOLDMAN, SACHS & CO.
                        BEAR, STEARNS & CO. INC.
                                                  HAMBRECHT & QUIST
                             ----------------------

                      Prospectus dated             , 1999.

                           [DESCRIPTION OF GRAPHICS]

     Dendrite(R), [logo](R), ForceAnalyzeRx(TM), ForceCompanion(TM), ForceMultiplieRx(TM), ForceOne(R), ForcePharma(TM), J6(TM), J Force(TM), NOMAD'S(TM), SalesPlus(TM), Series 4(TM), Series 5(TM) and Series 6(TM) are either trademarks or registered trademarks of Dendrite International, Inc. All other servicemarks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the other information in this prospectus, including the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and related notes. Many statements in this prospectus are forward-looking and our actual results may be significantly different from those discussed in or suggested by these statements. The forward-looking statements are based on a number of factors which involve risks and uncertainties. These factors are discussed in "Risk Factors". Unless otherwise indicated, all share and per share data in this prospectus have been adjusted to reflect a two-for-one stock split of Dendrite's common stock, which became effective on August 21, 1998.

                          DENDRITE INTERNATIONAL, INC.

     We are a leading worldwide supplier of comprehensive Sales Force Effectiveness solutions to the pharmaceutical industry. We also supply our solutions to the consumer packaged goods market. These solutions, which consist of software products and support services, provide our customers with a distinct competitive advantage by allowing them to (i) improve their use of sales, customer and market information and (ii) manage, coordinate and control their sales activities more efficiently in complex selling environments.

     Historically, we have focused our solutions on large sales forces within the prescription-only pharmaceutical industry. We believe that our extensive knowledge of the complex and unique selling processes in this industry and our demonstrated ability to meet our customers' business needs have made Dendrite the world's largest supplier of Sales Force Effectiveness solutions to the prescription-only pharmaceutical industry, based on the number of licensed users.

     Our products are licensed for use by over 40,000 end users worldwide. Our pharmaceutical customers include Eli Lilly, Johnson & Johnson, Kissei, Parke-Davis, Pfizer, SmithKline Beecham and Takeda. Our consumer packaged goods customers include Bacardi-Martini, Gillette and Rayovac.

     Our current offering of Sales Force Effectiveness software products include:

- FORCEPHARMA. ForcePharma is our new, highly configurable product targeted at large, multinational pharmaceutical companies. ForcePharma increases sales force productivity by reducing the time and money our customers spend managing their sales forces and by increasing their ability to respond rapidly to market changes.

- SALESPLUS. SalesPlus is a pre-configured product targeted at mid-range pharmaceutical companies that do not require all the features and flexibility of ForcePharma.

- FORCEONE. ForceOne is a configurable product targeted at the consumer packaged goods industry.

- FORCEANALYZERX AND FORCEMULTIPLIERX. These products are our database management and analytical/reporting tools that provide customers with timely information for use in developing sales strategies and facilitating real time decisions.

     Most of our revenues come from a broad range of value-added services that enable our customers to maximize the effectiveness of their Dendrite software products. These services include software implementation, technical and hardware support and sales force support. We typically provide these services under multi-year agreements. For the years ended December 31, 1996 and 1997 and for the nine months ended September 30, 1998, services represented approximately 87%, 90% and 90% of our total revenues.

     Our business strategy is to use our global infrastructure and leading solutions to satisfy both the local and global needs of our customers. Key elements of this strategy include:

- LEVERAGE INSTALLED BASE. We have a substantial installed customer base among major multinational pharmaceutical companies. We constantly seek to expand our relationships with customers by increasing their use of our existing products and services, developing new value-added products and services and broadening these relationships to include additional affiliates of our customers.

- ENHANCE GLOBAL LEADERSHIP. We intend to capitalize on the trend among companies to select one global provider of Sales Force Effectiveness solutions rather than multiple vendors. We believe that our product design and scope, our network of 13 offices worldwide and our experience implementing Sales Force Effectiveness solutions in over 15 countries will allow us to capitalize on this trend.

- USE NEW TECHNOLOGY TO ENHANCE SALES FORCE EFFECTIVENESS SOLUTIONS. We design our products and product enhancements to take advantage of available technologies, such as multi-tier architectures, relational database management systems, built-in configuration tools and application development software. We intend to continue to invest in new technologies in order to maintain our position as a leading worldwide supplier of Sales Force Effectiveness solutions.

     Our executive offices are located at 1200 Mt. Kemble Avenue, Morristown, N.J. 07960-6797. Our telephone number is (973) 425-1200.

     When we refer to "Dendrite", the "Company" "we", "our" or "us" in this prospectus, we mean Dendrite International, Inc. and its subsidiaries.

                                  THE OFFERING

     The following information assumes that the underwriters do not exercise the option granted by the selling stockholders named in this prospectus to purchase additional shares in the offering. See "Underwriting" and "Selling Stockholders".
Shares offered by Dendrite........................
                          2,750,000 shares
Shares offered by the selling stockholders........
                          500,000 shares
Shares outstanding after the offering.............
                          25,558,612 shares(1)
Nasdaq National Market symbol.....................
                          "DRTE"
Use of Proceeds...................................
                          For working capital and
                          other general corporate purposes. See "Use of Proceeds".

---------------

(1) Based on shares outstanding as of September 30, 1998. Excludes 3,875,700 shares that may be issued upon exercise of outstanding options. These options have a weighted average exercise price of $9.38 per share. Also excludes 456,163 shares reserved for future grants under our stock incentive and purchase plans. See Note 6 of "Notes to Consolidated Financial Statements".

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus and the documents incorporated by reference in this prospectus. The consolidated selected financial data for each of the five fiscal years in the period ended December 31, 1997 are derived from our consolidated financial statements which have been audited and reported upon by Arthur Andersen LLP, independent public accountants. See "Experts". The data presented for the nine-month periods ended September 30, 1997 and September 30, 1998 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for those periods. The results for the nine-month period ended September 30, 1998 are not necessarily indicative of the results to be expected for the full fiscal year.

                                                                                                               NINE MONTHS
                                                                                                                  ENDED
                                                                  YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                      -----------------------------------------------   -------------------------
                                                       1993      1994      1995      1996      1997        1997          1998
                                                      -------   -------   -------   -------   -------   -----------   -----------
                                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees......................................  $ 4,814   $ 6,917   $ 6,042   $ 8,774   $ 7,707     $ 5,189       $ 8,386
  Services..........................................   22,578    32,509    48,080    57,472    70,739      49,888        73,036
                                                      -------   -------   -------   -------   -------     -------       -------
                                                       27,392    39,426    54,122    66,246    78,446      55,077        81,422
Costs of revenues:
  Cost of license fees..............................    1,296     1,450       712       832     1,758       1,393         1,764
  Cost of services..................................   10,724    15,652    22,714    31,544    36,894      26,923        35,941
                                                      -------   -------   -------   -------   -------     -------       -------
                                                       12,020    17,102    23,426    32,376    38,652      28,316        37,705
                                                      -------   -------   -------   -------   -------     -------       -------
  Gross margin......................................   15,372    22,324    30,696    33,870    39,794      26,761        43,717
Operating expenses:
  Selling, general and administrative...............   12,035    16,392    21,252    26,440    29,905      21,688        28,701
  Research and development..........................    1,766     1,703     2,274     6,834     2,676       1,942         2,617
  Write-off of in-process research and
    development.....................................       --        --        --     2,640        --          --         1,230
                                                      -------   -------   -------   -------   -------     -------       -------
                                                       13,801    18,095    23,526    35,914    32,581      23,630        32,548
                                                      -------   -------   -------   -------   -------     -------       -------
  Operating income (loss)...........................    1,571     4,229     7,170    (2,044)    7,213       3,131        11,169
Interest income.....................................      114        37       544     1,167       529         366           690
Other expense.......................................     (216)     (361)      (33)     (391)     (201)       (180)         (248)
                                                      -------   -------   -------   -------   -------     -------       -------
  Income (loss) before income taxes.................    1,469     3,905     7,681    (1,268)    7,541       3,317        11,611
Income taxes........................................      778     1,578     2,987       644     2,931       1,344         4,751
                                                      -------   -------   -------   -------   -------     -------       -------
Net income (loss)...................................  $   691   $ 2,327   $ 4,694   $(1,912)  $ 4,610     $ 1,973       $ 6,860
                                                      =======   =======   =======   =======   =======     =======       =======
Net income (loss) per share:
  Basic.............................................  $  0.10   $  0.34   $  0.33   $ (0.09)  $  0.21     $  0.09       $  0.31
                                                      =======   =======   =======   =======   =======     =======       =======
  Diluted...........................................  $  0.04   $  0.12   $  0.23   $ (0.09)  $  0.20     $  0.09       $  0.28
                                                      =======   =======   =======   =======   =======     =======       =======
Shares used in computing net income (loss) per share:
  Basic.............................................    6,592     6,810    14,202    22,112    22,262      22,265        22,475
                                                      =======   =======   =======   =======   =======     =======       =======
  Diluted...........................................   18,050    18,666    20,762    22,112    23,026      22,942        24,437
                                                      =======   =======   =======   =======   =======     =======       =======

                                                                    DECEMBER 31,                          SEPTEMBER 30, 1998
                                                   -----------------------------------------------   ----------------------------
                                                    1993      1994      1995      1996      1997       ACTUAL      AS ADJUSTED(1)
                                                   -------   -------   -------   -------   -------   -----------   --------------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................................  $ 2,861   $ 5,008   $28,655   $30,432   $33,981     $41,325        $116,388
Total assets.....................................   11,666    20,480    45,267    49,215    53,019      68,378         143,441
Capital lease obligations, less current
  portion........................................       39        33        --        --        --          --              --
Redeemable Series A convertible preferred
  stock..........................................    6,945     6,976        --        --        --          --              --
Stockholders' equity (deficit)...................     (711)    1,695    32,310    35,176    38,173      49,123         124,186

---------------

(1) Adjusted to give effect to our sale of 2,750,000 shares of common stock at an assumed initial offering price of $29.00 per share (after deducting the underwriting discount and estimated offering expenses that we will pay). See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those discussed in or suggested by these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

                   DEPENDENCE ON THE PHARMACEUTICAL INDUSTRY

     Most of our Sales Force Effectiveness ("SFE") systems are currently used in connection with the marketing and sale of prescription-only drugs ("ethical pharmaceutical products" or "ethical drugs"). This market is undergoing a number of significant changes. These include:

- consolidations and mergers which may reduce the number of our existing and potential customers;

- increasing prescription of generic drugs (in substitution for branded drugs) produced by manufacturers that do not use a Dendrite SFE system;

- reclassification of formerly prescription-only drugs to permit their over-the-counter sale;

- competitive pressures on our pharmaceutical customers resulting from the continuing shift to delivery of healthcare through managed care organizations; and

- changes in law, such as government mandated price reductions for ethical drugs, that affect the healthcare systems in the countries where our customers and potential customers are located.

     We cannot assure you that we can respond effectively to any or all of these and other changes in the marketplace. Our failure to do so could have a material adverse effect on our business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business -- Industry Overview" and "Business -- Competition".

                   POTENTIAL FOR SIGNIFICANT FLUCTUATIONS IN
                               QUARTERLY RESULTS

FLUCTUATIONS IN OUR REVENUES

     Our revenues in a particular quarter may fluctuate due to a number of factors, including, among others:

- timing of contracts with our customers;

- delays in customer installation of our software;

- long sales cycles;

- customer budget changes; and

- changes in pricing policy by us or by our competitors.

FLUCTUATIONS IN OUR EXPENSES

     We establish our expenditure levels for product development, sales and marketing and some of our other operating expenses based in large part on our expected future revenues and anticipated competitive conditions. In particular, we frequently add staff in advance of new business to permit adequate time for training. If the new business is subsequently delayed or canceled, we will have incurred expenses without the associated revenue. In addition, we may increase sales and marketing expenses if competitive pressures become greater than we currently anticipate. Since only a small portion of our expenses varies directly with our actual revenues, our operating results and profitability are likely to be adversely and disproportionately affected if our revenues fall below expectations.

LENGTHY SALES AND IMPLEMENTATION CYCLES

     The selection of an SFE system often entails an extended decision-making process because of the strategic implications and substantial costs associated with acquiring the system as well as the risk that a system may fail to perform as expected. Given the importance of the decision, senior levels of management often are involved and, in some instances, the board of directors may be involved in this process. As a result, the decision-making process typically takes nine to twelve months, although in some cases it may take even longer. In addition, an implementation process of three to six months is normal before the software is rolled out to the customer's sales force.

SEASONALITY

     We have historically realized a greater percentage of our license fees and service revenues in the second half of the year than in the first half because, among other things, our customers typically spend more of their annual budget authorization for SFE products and services in the second half of the year. However, the relationship between the amounts spent in the first and second halves of a year may vary from year to year and from customer to customer.

     Due to all of the factors and risks discussed in "-- Fluctuations in our Revenues", "-- Fluctuations in our Expenses", "-- Lengthy Sales and Implementation Cycles" and "-- Seasonality", you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future period our results of operations may be below the expectations of the public market analysts and investors. If this happens, the price of our common stock may decline. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our quarterly operating results.

                         DEPENDENCE ON MAJOR CUSTOMERS

     We derive a significant portion of our revenues from a limited number of customers (considering all affiliates of each customer as part of that customer). Approximately 58%, 59% and 56% of our total revenues in 1996, 1997 and 1998 came from our three largest pharmaceutical customers. One of these customers had been among our three largest customers in terms of revenues in each of those periods. We believe that the costs to our customers of switching to a competitor's SFE system, or of taking significant system management functions in-house, are substantial. Nevertheless, some of our smaller customers have switched to sales force automation ("SFA") products or SFE products and/or services offered by our competitors. If any of our major customers makes such a change, our business, operating results or financial condition could be materially and adversely affected. See "Business -- Customers".

     SUCCESS OF NEW PRODUCTS AND ABILITY TO RESPOND TO TECHNOLOGICAL CHANGE

     The market for SFE systems changes rapidly because of frequent improvements in computer hardware and software technology. Our future success will depend, in part, on our ability to:

- use available technologies and data sources to develop new products and services and to enhance our current products and services;

- introduce new solutions that keep pace with developments in our target markets; and

- address the changing and increasingly sophisticated needs of our customers.

     We cannot assure you that we will successfully develop and market new products or product enhancements that respond to technological advances in the marketplace. We also cannot assure you that our products will adequately and competitively address the needs of the changing marketplace.

     Competition for software products has been characterized by shortening product cycles. We may be materially and adversely affected by this trend if the product cycles for our systems and products prove to be shorter than we anticipate. If that happens, our business, operating results or financial condition could be adversely affected.

     To remain competitive, we also may have to spend more of our revenues on product research and development than we have in the past. As a result, our results of operations could be materially and adversely affected.

     Further, our products are technologically complex and may contain previously undetected errors or failures. Such errors have occurred in the past and we cannot assure you that, despite our testing, our new products will be free from errors. Errors that result in losses or delays could have a material adverse effect on our business, operating results or financial condition. See "Business -- Products and Services" and "Business -- Research and Development".

                                YEAR 2000 RISKS

     A substantial amount of demand for our software may come from customers in the process of replacing and upgrading software applications to accommodate the change in date to the year 2000. This demand has contributed to our 1998 sales growth and we expect it to contribute to our 1999 sales growth. Once customers have completed these activities, we may experience a deceleration in revenue growth. In addition, the expense and time associated with remediation efforts by customers to address Year 2000 compliance problems for software products other than ours may cause our customers to delay the purchase of, or reduce the amount they spend on, our products and services, both before and after January 1, 2000. Such a reduction, if it occurs, could have a material adverse effect on our business, operating results or financial condition.

     As part of our Year 2000 compliance plan, we have assessed the readiness of our internal computer software programs and operating systems. We believe our programs and systems will be substantially Year 2000 compliant by the end of the first quarter of 1999. However, if additional defects, including defects in hardware, are identified or if necessary modifications and conversions are not made, or are not completed in a timely manner, the Year 2000 problem could have a material adverse effect on our business, operating results or financial condition.

     We believe most of the SFE systems and other software products that we currently offer to our customers (prior to any customization) are Year 2000 compliant. We cannot assure you, however, that our current products do not contain undetected errors or defects associated with Year 2000 date functionality that may result in material costs to us.

     Some of our older products will not, and some may not, accurately process dates after December 31, 1999. To the extent any of these products are still in use in 1999, we will continue to attempt to migrate our customers to products that are Year 2000 compliant. We cannot assure you that this will occur. A failure to migrate any such customer to a product that is Year 2000 compliant could adversely affect our business, operating results or financial condition. We may also experience increased expenses which we cannot recoup from current customers in addressing their migration to software that is Year 2000 compliant.

     In addition, some of our customers may attempt to hold us responsible for Year 2000 compliance of hardware or software not supplied or created by us, but used in conjunction with one or more of our products. For example, our customers' computer hardware and software, with which our software must interface, may not properly handle date information after the Year 2000 without error or interruption.

     Finally, we may incur material expenses in connection with any claim relating to Year 2000 compliance of our own products or the products of other third parties. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure" for detailed information on our state of readiness, potential risks and contingency plans regarding the Year 2000 issue.

                             RISKS FROM COMPETITION

     The market for SFE systems and solutions is highly competitive. We believe there are approximately ten other companies that offer SFA and SFE systems and specifically target the pharmaceutical industry, at least three of which are actively selling in more than one country. We believe that most of our competitors offer SFE software solutions that do not address the variety of customer needs that our solutions address. However, these competing solutions may cost less than our solutions. We also face competition from many vendors that market and sell SFA and SFE systems in the consumer packaged goods ("CPG") market. We believe our ability to compete depends on many factors, some of which are beyond our control, including the following:

- the number and success of new market entrants supplying competing SFE products or support services;

- expansion of product lines by, or consolidation among, our existing competitors; and

- development and/or operation of in-house SFE systems by our customers and potential customers.

     Some of our competitors and potential competitors are part of large corporate groups and have longer operating histories and significantly greater financial, sales, marketing, technology and other resources than we have. We cannot assure you that we will be able to compete successfully with these companies or that competition will not have a material adverse effect on our business, operating results or financial condition. Please see "Business -- Competition" for detailed information about our competition.

                CUSTOMER RELIANCE ON COMPETITORS FOR MARKET DATA

     Current market data on the sales of ethical pharmaceutical products is an important element for the operation of Dendrite SFE systems in the ethical pharmaceutical industry. Our customers use this data to guide and organize their sales forces and marketing efforts. Some of the leading purveyors of this market information compete with us either directly or through affiliates or may compete with us in the future. If these purveyors of market information require pharmaceutical companies to use their SFE products and/or services, our business, operating results and financial condition may be materially and adversely affected.

                            INTERNATIONAL OPERATIONS

     The sale of our products and services in foreign countries accounts for, and is expected in the future to account for, a material part of our revenues. These sales are subject to risks inherent in international business activities, including:

- any adverse change in the political or economic environments in these countries;

- economic instability;

- any adverse change in tax, tariff and trade or other regulations;

- the absence or significant lack of legal protection for intellectual property rights;

- exposure to exchange rate risk for service revenues which are denominated in currencies other than U.S. Dollars; and

- difficulties in managing an organization spread over various jurisdictions.

                          DEPENDENCE ON KEY PERSONNEL

AVAILABILITY OF PERSONNEL

     Our future success depends, to a significant extent, upon the contributions of our executive officers and key sales, technical and customer service personnel. We maintain a $3 million key man insurance policy on John E. Bailye, our President and Chief Executive Officer, the proceeds of which are payable to Dendrite. Our future success also depends on our continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense. We have at times experienced difficulties in recruiting qualified personnel and we may experience such difficulties in the future. Any such difficulties could adversely affect our business, operating results or financial condition.

NON-COMPETITION AGREEMENTS

     All of our executive officers, technical employees and sales employees have entered into non-competition agreements with Dendrite. The laws governing non-competition agreements vary by jurisdiction and are constantly evolving. The enforceability of these agreements in any case will depend upon all of the facts and circumstances, including the jurisdiction in which enforcement is sought. In some cases these agreements might be unenforceable, in whole or in part, which could have a material adverse effect on our business, operating results or financial condition. Please see "Management" for detailed information on our key personnel.

                              MANAGEMENT OF GROWTH

     To manage our growth effectively, we must continue to strengthen our operational, financial and management information systems and expand, train and manage our work force. However, we may not be able to do so effectively or on a timely basis. Failure to do so could have a material adverse effect upon our business, operating results or financial condition.

     In addition, we have historically pursued and will continue to pursue acquisitions of companies with complementary businesses or products. We also have entered and will continue to enter into strategic joint ventures and alliances. There can be no assurance, however, that we will be able to identify attractive opportunities or enter into any such transactions in the future. In addition, if an acquisition is completed, there can be no assurance that we will be able to integrate successfully the acquired entity into our operations.

                      DEPENDENCE ON PROPRIETARY TECHNOLOGY

     We rely on a combination of trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary technology. We cannot assure you that the steps we take will prevent misappropriation of this technology. Further, protective actions we have taken or will take in the future may not prevent competitors from developing products with features similar to our products. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. We have, on occasion, in response to a request by our customer, entered into agreements which require us to place our source code in escrow to secure our service and maintenance obligations.

     Further, we believe that our products and trademarks do not infringe upon the proprietary rights of third parties. However, third parties may assert infringement claims against us in the future that may result in the imposition of damages or injunctive relief against us. In addition, any such claims may require us to enter into royalty arrangements. Any of these results could materially and adversely affect our business, operating results or financial condition.

              RISKS ASSOCIATED WITH THE CONSUMER BUSINESS DIVISION

     We market and sell SFE systems to companies in the CPG market. The selling environment in this market has unique characteristics that differentiate it from the pharmaceutical market. In addition, we believe that the CPG market is composed of sub-markets, each of which may have unique characteristics. Accordingly, we cannot assure you that we will be able to replicate in this market the success we have achieved in the ethical pharmaceutical market.

                   EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS
                    IN THE CERTIFICATE OF INCORPORATION AND
                                 NEW JERSEY LAW

     Provisions of our Restated Certificate of Incorporation, our By-laws and New Jersey law may make it more difficult for a third party to acquire us. For example, the Board of Directors may, without the consent of the stockholders, issue preferred stock with rights senior to those of the common stock.

                       POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of our common stock may be significantly affected by the following factors:

- the announcement or the introduction of new products by us or our competitors;

- quarter-to-quarter variations in our operating results and changes in earnings estimates by analysts;

- market conditions in the technology, healthcare and other growth sectors; and

- general consolidation in the healthcare information industry which may result in the market perceiving us or other comparable companies as potential acquisition targets.

     Further, the stock market has experienced on occasion extreme price and volume fluctuations. The market prices of the equity securities of many technology companies have been especially volatile and often have been unrelated to the operating performance of such companies. These broad market fluctuations may have a material adverse effect on the market price of our common stock. See "Price Range of Common Stock".

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21-E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. All forward-looking statements involve risks and uncertainties, including the factors set forth under "Risk Factors", many of which are beyond our control. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate and actual results may differ from those indicated by the forward-looking statements included in this prospectus. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not consider the inclusion of such information as a representation by us or anyone else that we will achieve our objectives and plans. Moreover, we assume no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of 2,750,000 shares of common stock will be approximately $75.1 million, at an assumed initial public offering price of $29.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Selling Stockholders".

     We intend to use the net proceeds of the offering for working capital and other general corporate purposes, which may include research and development, as well as possible acquisitions of businesses, products and technologies that are complementary to our business. Although we have from time to time evaluated possible acquisitions of business products and technologies, we currently have no agreements to make any acquisitions. Pending such uses, we will invest the net proceeds in United States government securities and other short-term, investment grade, interest bearing instruments, repurchase agreements or high grade corporate notes.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "DRTE". The following table sets forth for the periods indicated the high and low sale prices for the common stock as reported by the Nasdaq National Market.

                                                               HIGH      LOW
                                                              ------    ------
1997:
  First Quarter.............................................  $ 5.69    $ 3.38
  Second Quarter............................................    8.63      4.06
  Third Quarter.............................................   10.75      7.31
  Fourth Quarter............................................   11.00      7.81
1998:
  First Quarter.............................................  $15.38    $14.38
  Second Quarter............................................   19.00     12.78
  Third Quarter.............................................   24.75     19.75
  Fourth Quarter............................................   28.63     18.50
1999:
  First Quarter (through January 27, 1999)..................  $29.25    $23.06

---------------

     On January 27, 1999, the last reported sale price of our common stock as reported by the Nasdaq National Market was $29.00 per share. As of January 21, 1999 there were approximately 102 holders of record of our common stock.

                                DIVIDEND POLICY

     We never have paid any cash dividends on our capital stock and we do not intend to pay any cash dividends on our common stock in the foreseeable future. Our line of credit agreement with The Chase Manhattan Bank, N.A. requires us to maintain a minimum net worth measured quarterly which is equal to our net worth as of December 31, 1997 plus 50% of our net income earned after January 1, 1998 and plus 75% of the net proceeds to us of any stock offerings. This covenant effectively limits the amount of cash dividends we may pay. As of December 31, 1998, and assuming the completion of this offering, we had approximately $97.9 million available for the payment of dividends under this covenant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 4 of "Notes to Consolidated Financial Statements".

                                 CAPITALIZATION

     The following table sets forth Dendrite's capitalization as of September 30, 1998 on an actual basis and on an as adjusted basis to give effect to our receipt of the estimated net proceeds from our sale of 2,750,000 shares of common stock at an assumed initial public offering price of $29.00 per share.
     You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                  SEPTEMBER 30, 1998
                                                                  ------------------
                                                                                 AS
                                                                ACTUAL        ADJUSTED
                                                                ------        --------
                                                                (DOLLARS IN THOUSANDS)
Stockholders' equity:
  Preferred Stock, no par value, 10,000,000 shares
     authorized; none issued and outstanding................  $        --   $        --
  Common Stock, no par value, 100,000,000 shares authorized;
     22,808,612 shares issued and outstanding on an actual
      basis;
     25,558,612 shares issued and outstanding,
       on an adjusted basis(1)..............................       36,965       112,028
  Retained earnings.........................................       16,128        16,128
  Deferred compensation.....................................       (1,160)       (1,160)
  Cumulative translation adjustment.........................         (883)         (883)
  Less treasury stock, at cost..............................       (1,927)       (1,927)
                                                              -----------   -----------
     Total stockholders' equity.............................       49,123       124,186
                                                              -----------   -----------
     Total capitalization...................................  $    49,123   $   124,186
                                                              ===========   ===========

---------------

(1) Based on shares outstanding as of September 30, 1998. Excludes 3,875,700 shares of common stock that may be issued upon exercise of outstanding stock options. These options have a weighted average exercise price of $9.38 per share. Also excludes 456,163 shares reserved for further grants under our stock incentive and stock purchase plans. For the period from October 1, 1998 through December 31, 1998, 162,775 shares of common stock were issued upon exercise of outstanding stock options, no shares were purchased and stock options for 125,000 shares of common stock were granted. See Note 6 of "Notes to Consolidated Financial Statements".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion of the financial condition and results of operations of Dendrite together with the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and the pharmaceutical and CPG industries. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those discussed in or suggested by these forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus.

                                    OVERVIEW

     We succeeded in 1991 to a business co-founded in 1986 by John E. Bailye, our current President and Chief Executive Officer. The business was established to provide comprehensive SFE solutions that would enable companies to manage, coordinate and control the activities of large sales forces in complex selling environments, primarily in the prescription-only pharmaceutical industry. Today, our solutions combine software products with a wide range of specialized support services. These services include software implementation, technical and hardware support, and sales force support. We develop, implement and service SFE systems in the United States, Canada, Western Europe, Japan, Australia, New Zealand and Brazil through our own sales, support and technical personnel located in offices worldwide.

     We generate revenues from two sources: fees from support services and license fees. Service revenues, which account for a substantial majority of our revenues, consist of fees from a wide variety of contracted services which we make available to our customers, generally under multi-year contracts. We generate implementation fees from services provided to configure and implement the SFE solution for our customers. We receive technical and hardware support fees for services related to, among other things, the operation of our customers' server computers, maintenance of our customers' databases, asset control and maintenance for our customers' remote hardware and ongoing technical support. Technical and hardware support fees also include fees for software maintenance services such as software defect resolution, performance enhancements and, in some cases, product upgrades. We charge fees for these maintenance services based on a percentage of applicable license fees, plus any customization fees. We receive sales force support fees for organizing and managing support of our customers' sales force, including training, telephone support and data analysis services. Ongoing support fees are generally negotiated at the commencement of a contract. However, it is our experience that our larger customers increase the amount of services they purchase from us over time. Fees for these additional services are typically based on the labor and materials used to provide the applicable service.

     We charge our customers license fees to use our proprietary computer software. Customers generally pay one-time perpetual license fees based upon the number of users, the territory covered and the number of modules, or features, in the particular system licensed by the customer.

     Historically, we have generally recognized license fees as revenue using the percentage of completion method over a period of time that begins with execution of the license agreement and ends with the completion of initial customization and installation, if any. However, we believe that with some of our newer SFE software products (e.g., ForcePharma, SalesPlus) our customers will not require customization and therefore we may be able to recognize license fees from these products upon delivery.

     We recognize additional license fees when customers agree to license additional functions or enhancements, acquire an upgraded version of Dendrite's software and/or when the maximum permitted number of users or initial geographic coverage is exceeded. All license fees, domestic and export, are included under the heading "License Fees -- United States" in
Note 10 of "Notes to Consolidated Financial Statements".

     The United States, the United Kingdom and France are our main markets. Approximately 48%, 52% and 42% of our total revenues were generated outside the United States during the years ended December 31, 1995, 1996 and 1997. Approximately 46% and 27% of our total revenues were generated outside the United States during the nine month periods ended September 30, 1997 and 1998. This decrease in the percentage of revenues generated outside the United States was principally due to very strong revenue growth in our pharmaceutical and CPG businesses in the United States. In addition, we experienced a modest revenue decline in our businesses outside the United States, principally in Europe.

     We bill services provided by our foreign branches and subsidiaries in local currency. License fees for our products are billed in U.S. Dollars regardless of where they originate. Foreign license fees are shown as United States export revenues in Note 10 of "Notes to Consolidated Financial Statements". Operating results generated in local currencies are translated into U.S. Dollars at the average exchange rate in effect for the reporting period.

     Our operating profits by geographic segments are shown in Note 10 of "Notes to Consolidated Financial Statements". Our geographic operating profits are affected primarily by our use of technical and support personnel to support service revenues, costs associated with opening new or expanding existing facilities and our ability to increase service revenues faster than the growth in selling, general and administrative expenses. In addition, our operating profits in the United States are affected by the fluctuation in total license fees since all license fees are included in United States operating profits.

                             RESULTS OF OPERATIONS

     The following table sets forth our            total revenues for the periods indicated:
results of operations expressed as a
percentage of

                                                                            NINE MONTHS
                                                        YEAR ENDED             ENDED
                                                       DECEMBER 31,        SEPTEMBER 30,
                                                   --------------------    --------------
                                                   1995    1996    1997    1997      1998
                                                   ----    ----    ----    ----      ----
Revenues:
  License fees...................................   11%     13%     10%      9%       10%
  Services.......................................   89      87      90      91        90
                                                   ---     ---     ---     ---       ---
                                                   100     100     100     100       100
Costs of Revenues:
  Cost of license fees...........................    1       1       2       2         2
  Cost of services...............................   42      48      47      49        44
                                                   ---     ---     ---     ---       ---
                                                    43      49      49      51        46
                                                   ---     ---     ---     ---       ---
     Gross Margin................................   57      51      51      49        54
Operating Expenses:
  Selling, general, and administrative...........   40      40      38      39        35
  Research and development.......................    4      10       4       4         3
  Write-off in-process research and
     development.................................   --       4      --      --         2
                                                   ---     ---     ---     ---       ---
                                                    44      54      42      43        40
                                                   ---     ---     ---     ---       ---
     Operating income (loss).....................   13      (3)      9       6        14
Other income.....................................    1       1       1      --        --
                                                   ---     ---     ---     ---       ---
     Income (loss) before income taxes...........   14      (2)     10       6        14
Income taxes.....................................    5       1       4       2         6
                                                   ---     ---     ---     ---       ---
Net Income (loss)................................    9%     (3)%     6%      4%        8%
                                                   ===     ===     ===     ===       ===

     Certain reclassifications have been made to prior year amounts to conform with current year presentations. During the second quarter of 1998, we determined that costs associated with certain activities that were previously classified as research and development expense should be classified as cost of services as these expenditures relate to client specific activities. For consistency of presentation, all prior periods have been reclassified.

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998

     REVENUES. Total revenues increased $26,345,000 or 48% from $55,077,000 in the nine months ended September 30, 1997 to $81,422,000 in the nine months ended September 30, 1998.

     License fee revenues increased 62% from $5,189,000 in the nine months ended September 30, 1997 to $8,386,000 in the nine months ended September 30, 1998. This increase was primarily attributable to the recognition of revenue related to license fees from several significant contracts, sales to new customers in our consumer business division and increased sales of third party software.

     Service revenues increased 46% from $49,888,000 in the nine months ended September 30, 1997 to $73,036,000 in the nine months ended September 30, 1998. This increase was primarily the result of an increase in our installed base of SFE systems at both new and existing customers, the commencement of major product rollouts, as well as the provision of additional services to our existing customers.

     COST OF REVENUES. Cost of revenues increased $9,389,000 or 33% from $28,316,000 in the nine months ended September 30, 1997 to $37,705,000 in the nine months ended September 30, 1998.

     Cost of license fees increased 27% from $1,393,000 in the nine months ended September 30, 1997 to $1,764,000 in the nine months ended September 30, 1998. Cost of license fees for the nine months ended September 30, 1998 represents the amortization of capitalized software development costs of $996,000 and third-party vendor license fees of $768,000. Cost of license fees for the nine months ended September 30, 1997 represents the amortization of capitalized software development costs of $818,000 and third-party vendor license fees of $575,000. The increase in the amortization of capitalized software development costs is due to the increase in capitalized software development costs during 1997 associated with our development efforts in conjunction with new products. The increase in third-party vendor license fees is attributable to the increase in third-party software sales.

     Cost of services increased 33% from $26,923,000 in the nine months ended September 30, 1997 to $35,941,000 in the nine months ended September 30, 1998. This increase was primarily due to an increase in staff required to support higher client activity including the use of higher cost consultants and contractors. As a percentage of service revenues, however, cost of services decreased from 54% of service revenues in the nine months ended September 30, 1997 to 49% in the nine months ended September 30, 1998. This decrease was primarily the result of increased operational efficiencies in 1998 as well as unusually high costs in the first quarter of 1997.

     SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES. SG&A expenses increased 32% from $21,688,000 in the nine months ended September 30, 1997 to $28,701,000 in the nine months ended September 30, 1998. This increase is primarily attributable to increased staff required for sales and support operations. As a percentage of revenue, SG&A expenses decreased from 39% in the nine months ended September 30, 1997 to 35% in the nine months ended September 30, 1998, due to leveraging the fixed cost elements in general and administrative expenses over a higher revenue base.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 35% from $1,942,000 in the nine months ended September 30, 1997 to $2,617,000 in the nine months ended September 30, 1998. As a percentage of revenues, research and development expenses remained relatively constant. The increase in research and development expenses during the most recent period was primarily attributable to increased spending on development of the Company's CPG products, the continued development of ForceMultiplieRx and the development of the Company's next generation pharmaceutical SFE system, ForcePharma. With respect to future research and development expenses, subject to market conditions, we currently anticipate that such expenses will be approximately 4% to 6% of revenues. See "Risk Factors -- Potential for Significant Fluctuations in Quarterly Results", "Risk Factors -- Success of New Products and Ability to Respond to Technological Change" and "Risk Factors -- Risks from Competition".

     WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT COSTS. We incurred a one-time charge of $1,230,000 to record the write-off of in-process research and development costs resulting from the acquisition of Associated Business Computing N.V., a Belgian company, and an affiliated company (collectively, "ABC"). This amount represents the estimated fair values, based on an independent appraisal, related to in-process research and development projects that were acquired. The technology acquired will require substantial additional development by the Company.

     PROVISION FOR INCOME TAXES. The effective tax rate, excluding the impact of the write-off of in-process research and development which is not tax deductible, was reduced to 37% during the nine months ended September 30, 1998 as opposed to 41% during the nine months ended September 30, 1997. This decrease was due primarily to the implementation of tax minimization strategies throughout the world.

     ACQUISITION OF ABC. On July 24, 1998, we acquired 100% of the capital stock of ABC for a combination of cash and stock equivalent to approximately $4,013,000 and transaction costs of $150,000. The acquisition has been accounted for using the purchase method of accounting, whereby the purchase price is allocated to the assets and liabilities of ABC based on their respective fair market values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was assigned to identifiable intangibles. We assigned $1,230,000 to in-process research and development and such amount was written off in the accompanying statement of operations. We also recorded $850,000 as capitalized software and $2,226,000 as goodwill. ABC's results of operations have been included in our Consolidated Financial Statements from the date of acquisition.

YEARS ENDED DECEMBER 31, 1996 AND 1997

     REVENUES. Total revenues increased $12,200,000 or 18% from $66,246,000 in 1996 to $78,446,000 in 1997.

     License fee revenues decreased 12% from $8,774,000 in 1996 to $7,707,000 in 1997. This decrease was primarily attributable to the recognition of revenue related to license fees for a major European client during 1996, partially offset by the inclusion of $796,000 in revenue associated with the resale of third party software during 1997 versus $112,000 in revenue associated with the resale of third party software during 1996.

     Service revenues increased 23% from $57,472,000 in 1996 to $70,739,000 in 1997. This increase was primarily the result of an increase in the Company's installed base of Dendrite SFE systems with new and existing customers and the provision of additional services to the Company's existing customers, largely in the U.S., where the service revenue increase was $11,585,000 or 39%.

     Revenues from Pfizer, Johnson & Johnson and Rhone-Poulenc Rorer, in the aggregate, accounted for approximately 59% of the Company's revenues for the year ended December 31, 1997. Revenues from Pfizer, Eli Lilly and Company and Rhone-Poulenc Rorer, in the aggregate, accounted for approximately 58% of the Company's revenues for the year ended December 31, 1996.

     COST OF REVENUES. Cost of revenues increased 19% from $32,376,000 in 1996 to $38,652,000 in 1997.

     Cost of license fees increased 111% from $832,000 in 1996 to $1,758,000 in 1997. In 1997, the cost of license fees represents the amortization of capitalized costs of $1,100,000 and third-party vendor license fees of $658,000. In 1996, the cost of license fees represents the amortization of capitalized costs of $739,000 and third-party vendor license fees of $93,000.

     Cost of services increased 17% from $31,544,000 in 1996 to $36,894,000 in 1997 primarily due to an increase in the number of service representatives and technical staff from the prior year. The increase was necessary to support the increased client activity during the year. As a percentage of service revenues, cost of services decreased from 55% of service revenues in 1996 to 52% of service revenues in 1997. This decrease was due to certain events which occurred in 1996, including multiple customer delayed implementations for which the Company had hired personnel for training, customer service and technical support, costs associated with retaining a significant number of independent contractors to complete client deliverables, delayed customer license purchase and upgrade decisions and increased research and development spending. As a result of these factors, we incurred a net loss of $3.3 million in the fourth quarter of 1996.

     SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES. SG&A expenses increased 13% from $26,440,000 in 1996 to $29,905,000 in 1997. As a percentage of revenue, SG&A expenses decreased from 40% in 1996 to 38% in 1997. This decrease is attributable to the fixed nature of certain SG&A costs (such as rent and corporate salaries) as revenues increase.

     RESEARCH AND DEVELOPMENT. Research and development expenses decreased 61% from $6,834,000 in 1996 to $2,676,000 in 1997. As a percentage of revenues, research and development expenses decreased from 10% for the year ended December 31, 1996 to 3% for the year ended December 31, 1997. The decrease in research and development expenses in 1997 was consistent with the Company's intentions, as peak development efforts associated with several new software products decreased as these software products neared completion.

     PROVISION FOR INCOME TAXES. The effective tax rate was reduced to 39% for the year ended December 31, 1997 as compared to 47% for the year ended December 31, 1996 excluding the impact of the write-off of in-process research and development which is not tax deductible. The reduction was due to the higher base of net income relative to the amount of non-deductible expenses in the year ended December 31, 1997 as compared to the year ended December 31, 1996.

YEARS ENDED DECEMBER 31, 1995 AND 1996

     REVENUES. Total revenues increased $12,124,000 or 22% from $54,122,000 in 1995 to $66,246,000 in 1996 as a result of an increase in the installed base of Dendrite systems, both from new and existing customers for our pharmaceutical products and services and the acquisition of SRCI in May 1996.

     License fee revenues increased from $6,042,000 in 1995 to $8,774,000 in 1996. This increase was primarily attributable to several large contracts where customization was completed during the year. Included in 1995 and 1996 revenues are license fees from a multi-year capitation agreement.

     Service revenues increased 20% from $48,080,000 in 1995 to $57,472,000 in 1996 as a result of an increase in our installed base of Dendrite systems and implementation services provided to new and existing customers and, to a lesser extent, the increased marketing of services to SRCI's customers in the consumer packaged goods market. Service revenues as a percentage of our total revenues decreased from 89% in 1995 to 87% in 1996. This percentage decrease was primarily attributable to a deferral from 1996 to 1997 of a major customer implementation in seven countries and to higher license fees in 1996.

     Revenues from Pfizer, Eli Lilly and Company and Rhone-Poulenc Rorer, in the aggregate, accounted for approximately 58% of the Company's revenues for the year ended December 31, 1996 and approximately 56% of the Company's revenues for the year ended December 31, 1995.

     COST OF REVENUES. Cost of revenues increased 38% from $23,426,000 in 1995 to $32,376,000 in 1996 primarily due to an increase in the number of service representatives and technical staff and, to a lesser extent, an increase in associated support costs. This support cost increase was related to the increase in service revenues, incremental costs incurred related to the hiring of personnel for the multiple customer delayed implementations and the higher costs associated with utilizing independent contractors.

     Cost of license fees increased slightly from $712,000 in 1995 to $832,000 in 1996. In 1996, the cost of license fees represents the amortization of capitalized costs of $739,000 and third-party vendor license fees of $93,000. In 1995, cost of license fees include amortization of capitalized software costs of $410,000 and third party software vendor license fees of $302,000.

     Cost of services increased from $22,714,000 in 1995 to $31,544,000 in 1996. As a percentage of service revenues, cost of services increased from 47% of service revenues for the year ended December 31, 1995 to 55% of service revenues for the year ended December 31, 1996. This increase was attributable to hiring personnel for training, customer service and technical support for the customer delayed implementations discussed above, and to higher costs associated with retaining a significant number of independent contractors to complete client deliverables.

     SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES. SG&A expenses increased 24% from $21,252,000 in 1995 to $26,440,000 in 1996. As a percentage of revenue, SG&A expenses remained constant at 40% for the year ended December 31, 1996 in comparison to the year ended December 31, 1995. The increase in 1996 was primarily attributable to costs associated with restructuring our European service delivery organization and the amortization of goodwill associated with the SRCI acquisition.

     ACQUISITION OF SRCI. On May 1, 1996, the Company acquired 100% of the capital stock of SRCI S.A., a French company, for 16,350,000 French Francs, equivalent to U.S. $3,198,000 and transaction costs of $302,000. The acquisition has been accounted for using the purchase method of accounting, whereby the purchase price is allocated to the assets and liabilities of SRCI based on their fair market values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was assigned to identifiable intangibles. We assigned $2,640,000 to in-process research and development (charged to expense). We also recorded $860,000 as goodwill. SRCI's results of operations have been included in the Company's consolidated financial statements from the date of acquisition.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased 201% from $2,274,000 in 1995 to $6,834,000 in 1996. As a percentage of revenues, research and development expenses increased from 4% for the year ended December 31, 1995 to 10% for the year ended December 31, 1996. The increase in research and development expenses in 1996 was attributable to creating country specific products for the German and Japanese market, to provide new products for several joint ventures announced during the year and completion of the ForceOne product for our Consumer Business Division.

     PROVISION FOR INCOME TAXES. The effective tax rate increased from 39% for the year ended December 31, 1995 to 47% for the year ended December 31, 1996 excluding the impact of the write-off of in-process research and development which is not tax deductible. This increase was primarily related to the impact of the amortization of non-deductible goodwill in the year ended December 31, 1996 and a tax rate change in Germany.

                        QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited consolidated statement of operations data expressed in U.S. Dollars for our eight most recently ended fiscal quarters. This data has been derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation in accordance with generally accepted accounting principles. Our results of operations for a particular quarter are not necessarily indicative of our results of operations for any future period. Our quarterly results have varied considerably in the past and are likely to vary from quarter to quarter in the future. See "Risk Factors -- Potential for Significant Fluctuations in Quarterly Results".

                                                                 QUARTERS ENDED
                               -----------------------------------------------------------------------------------
                               DEC. 31   MARCH 31    JUNE 30   SEPT. 30   DEC. 31   MARCH 31    JUNE 30   SEPT. 30
                                1996       1997       1997       1997      1997       1998       1998       1998
                               -------   --------    -------   --------   -------   --------    -------   --------
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Statement of Operations Data:
Revenues:
  License fees...............  $ 1,128    $ 1,094    $ 1,725   $ 2,370    $ 2,518    $ 2,971    $ 4,299   $ 1,116
  Services...................   15,037     15,548     16,342    17,998     20,851     19,656     24,028    29,352
                               -------    -------    -------   -------    -------    -------    -------   -------
                                16,165     16,642     18,067    20,368     23,369     22,627     28,327    30,468
  Costs of Revenues:
    Cost of license fees.....      278        273        392       729        365        361      1,024       379
    Cost of services.........   10,193      9,795      8,333     8,795      9,971      9,894     12,402    13,645
                               -------    -------    -------   -------    -------    -------    -------   -------
                                10,005      9,481      8,046     8,861      9,725      9,570     13,426    14,024
                               -------    -------    -------   -------    -------    -------    -------   -------
      Gross margin...........    6,160      7,161     10,021    11,507     13,644     13,057     14,901    16,444
  Operating Expenses:
    Selling, general, and
      administrative.........    7,624      6,373      7,636     7,678      8,217      8,459      9,962    10,280
    Research and
      development............    3,166        683        653       606        734        899        870       847
    Write-off of in-process
      research and
      development............       --         --         --        --         --         --         --     1,230
                               -------    -------    -------   -------    -------    -------    -------   -------
                                11,256      7,643      8,968     8,947      9,562     10,043     10,832    12,357
                               -------    -------    -------   -------    -------    -------    -------   -------
      Operating income
         (loss)..............   (5,096)      (482)     1,053     2,560      4,082      3,014      4,069     4,087
  Interest income............      262        128        131       100        169        196        214       280
  Other income (expense).....     (276)       (57)       (95)      (21)       (27)      (321)       (45)      117
                               -------    -------    -------   -------    -------    -------    -------   -------
    Income (loss) before
      income taxes
      (benefit)..............   (5,110)      (411)     1,089     2,639      4,224      2,889      4,238     4,484
  Income taxes (benefit).....   (1,847)      (145)       442     1,047      1,587      1,127      1,581     2,043
                               -------    -------    -------   -------    -------    -------    -------   -------
  Net income (loss)..........  $(3,263)   $  (266)   $   647   $ 1,592    $ 2,637    $ 1,762    $ 2,657   $ 2,441
                               =======    =======    =======   =======    =======    =======    =======   =======
  Net income (loss) per
    share:
    Basic....................  $ (0.15)   $ (0.01)   $  0.03   $  0.07    $  0.12    $  0.08    $  0.12   $  0.11
                               =======    =======    =======   =======    =======    =======    =======   =======
    Diluted..................  $ (0.15)   $ (0.01)   $  0.03   $  0.07    $  0.11    $  0.07    $  0.11   $  0.10
                               =======    =======    =======   =======    =======    =======    =======   =======
  Shares used in computing
    net income (loss) per
    share:
    Basic....................   22,318     22,450     22,142    22,201     22,252     22,324     22,418    22,705
                               =======    =======    =======   =======    =======    =======    =======   =======
    Diluted..................   22,318     22,450     22,736    23,226     23,316     23,900     24,302    24,818
                               =======    =======    =======   =======    =======    =======    =======   =======

                        LIQUIDITY AND CAPITAL RESOURCES

     On January 16, 1997, Dendrite's board of directors (the "Board of Directors" or the "Board") approved a stock buy-back program initially limited to $3,000,000, which, subject to further Board review and approval, could be increased to a maximum of $10,000,000, but not greater than 9% of the Company's outstanding shares of common stock. During the twelve month period ending December 31, 1997, the Company repurchased 401,000 shares of common stock for a total value of $1,927,000.

     We have historically financed our operations primarily through cash generated by operations. Net cash provided by operating activities was $9,470,000 for the nine months ended September 30, 1998 compared to cash used in operating activities of $3,373,000 for the nine months ended September 30, 1997. This increase is due primarily to higher net income, as well as more efficient accounts receivable and liability management during the nine months ended September 30, 1998 as compared to the nine months ended September 30, 1997. Net cash provided by operating activities was $3,318,000 for the year ended December 31, 1997 compared to cash used in operating activities of $2,764,000 for the year ended December 31, 1996. This increase is primarily due to higher net income, depreciation and amortization and decreases in prepaid taxes and deferred tax assets in 1997 as compared to 1996, partially offset by a larger increase in accounts receivable in 1997 as compared to 1996 and the non-cash expense caused by write-off of in-process research and development expenses in 1996.

     Cash used in investing activities was $3,052,000 in the nine months ended September 30, 1998 compared to cash obtained from investing activities of $4,133,000 in the nine months ended September 30, 1997. This change was due primarily to the decreased sales of short-term investments as well as the purchase of ABC in the nine months ended September 30, 1998 as compared to the nine months ended September 30, 1997. Cash obtained from investing was $3,301,000 in 1997 compared to cash used in the investing of $2,499,000 in 1996. This increase was due to the liquidation of short-term investments in 1997 as compared to 1996 and the use of $2,965,000 of cash for the purchase of SRCI in 1996.

     We obtained $2,594,000 of cash from financing activities in the nine months ended September 30, 1998 compared to the use of $1,543,000 in cash from financing activities in the nine months ended September 30, 1997. The change in our cash provided from financing activities is due an increase in the issuance of common stock primarily from the exercise of employee stock options during the nine months ended September 30, 1998 and open-market purchases of its common stock during the nine months ended September 30, 1997. We used $1,331,000 of cash from financing activities in 1997 compared to providing $4,551,000 in cash from financing activities in 1996. The change in our cash provided from financing activities is due primarily to the March 13, 1996 public offering and the stock buy-back during the first half of 1997.

     We recently entered into a $15,000,000 revolving line of credit agreement with The Chase Manhattan Bank, N.A. The agreement is available to finance working capital needs and possible future acquisitions. The $15,000,000 line of credit agreement requires us to maintain a minimum consolidated net worth, among other covenants, measured quarterly, which is equal to our net worth as of December 31, 1997 plus 50% of our net income earned after January 1, 1998 and plus 75% of the net proceeds to us of any stock offering. This covenant effectively limits the amount of cash dividends we may pay. At December 31, 1998, there were no borrowings outstanding under the agreement.

     Our working capital was approximately $33,981,000 at December 31, 1997 and $41,325,000 at September 30, 1998. We have no significant capital spending or purchasing commitments other than normal purchase commitments and commitments under facility and capital leases.

     We regularly evaluate opportunities to acquire products or businesses complementary to our operations. Such acquisition opportunities, if they arise, and are successfully completed, may involve the use of cash or equity instruments. We currently have no agreements to make any acquisitions. See "Risk Factors -- Management of Growth".

                         YEAR 2000 READINESS DISCLOSURE

     The efficient operation of our business is dependent in part on our internal computer software and operating systems (collectively, our "Internal Programs and Systems"). Since 1997, as part of our Year 2000 compliance plan, we have been evaluating our Internal Programs and Systems to identify potential Year 2000 compliance problems. We have tested our Internal Programs and Systems to verify Year 2000 compliance. As a result of the testing, we have determined that some of our Internal Programs and Systems are not Year 2000 compliant. We have begun and will continue to modify or replace some of our Internal Programs and Systems to make them Year 2000 compliant. We are also communicating with our suppliers and others to coordinate Year 2000 conversion and are requesting assurances from all software vendors from which we may purchase or license software that such software will correctly process all date information at all times.

     To date, we have spent approximately $100,000 to evaluate, test and remediate, if necessary, our Internal Programs and Systems for Year 2000 compliance problems and we expect to spend up to an additional $50,000 through the end of first quarter of 1999. We will fund these costs with cash from our operations. To date, we have not spent any material amount on evaluating the Year 2000 compliance status of our SFE systems and software products licensed to customers and do not anticipate any future material expenditures. We expect that the expenses and capital expenditures associated with achieving Year 2000 compliance will not have a material adverse effect on our business, results of operations or financial condition.

     Based on what we know now, we believe that we will be able to achieve Year 2000 compliance through a combination of modification of some existing Internal Programs and Systems and the replacement of other Internal Programs and Systems with new programs and systems that are already Year 2000 compliant. We expect to have our Year 2000 compliance program substantially completed by the end of the first quarter of 1999. However, we cannot assure you that these efforts will be successful or completed in a timely manner.

     We believe most of our SFE systems and other software products that we currently offer to customers are Year 2000 compliant. We define "Year 2000 compliant" to mean that the applicable Dendrite product is capable of recognizing and processing date data beyond the Year 2000 as belonging to the correct century, so long as all products (for example, hardware, firmware, and software including interfacing programs, operating systems, and database engines) used with the software are Year 2000 compliant and properly exchange date data with our products.

     Some of our older products will not, and some may not, accurately process dates beyond December 31, 1999. To the extent any of these products are still in use in 1999, we will continue to attempt to migrate our customers to products which are Year 2000 compliant. We cannot assure you that this will occur. A failure to migrate any such customer to a product which is Year 2000 compliant could adversely affect our business, operating results or financial condition. We may also experience increased expenses which we cannot recoup from current customers in addressing their migration to software that is Year 2000 compliant. We have strongly encouraged each customer to have its product tested by us for Year 2000 compliance.

     Because of our relatively advanced state of readiness, we have not yet formulated a reasonably likely worst case scenario. During the first quarter of 1999, as we assess our state of readiness for January 1, 2000, we expect to formulate this scenario and to prepare a contingency plan, if warranted. For a discussion of the risks associated with the Year 2000, please see "Risk
Factors -- Year 2000 Risks".

                                    BUSINESS

                          DENDRITE INTERNATIONAL, INC.

     We are a leading worldwide supplier of comprehensive Sales Force Effectiveness solutions to the pharmaceutical industry. We also supply our solutions to the CPG market. These solutions, which consist of software products and support services, provide our customers with a distinct competitive advantage by allowing them to (i) improve their use of sales, customer and market information and (ii) manage, coordinate and control their sales activities more efficiently in complex selling environments.

     Historically, we have focused our solutions on large sales forces within the prescription-only pharmaceutical industry. We believe that our extensive knowledge of the complex and unique selling processes in this industry and our demonstrated ability to meet our customers' business needs have made Dendrite the world's largest supplier of Sales Force Effectiveness solutions to the prescription-only pharmaceutical industry, based on the number of licensed users. Our products are licensed for use by over 40,000 end users worldwide. Our pharmaceutical customers include Eli Lilly, Johnson & Johnson, Kissei, Parke-Davis, Pfizer, SmithKline Beecham and Takeda. Our CPG customers include Barcardi-Martini, Gillette and Rayovac.

     Most of our revenues come from a broad range of value-added services that enable our customers to maximize the effectiveness of their Dendrite software products. These services include software implementation, technical and hardware support and sales force support. We typically provide these services under multi-year agreements. For the years ended December 31, 1996 and 1997 and for the nine months ended September 30, 1998, services represented approximately 87%, 90% and 90% of our total revenues.

                               INDUSTRY OVERVIEW

PHARMACEUTICAL INDUSTRY SALES ENVIRONMENT

     Pharmaceutical companies have traditionally marketed ethical pharmaceutical products to physicians rather than to patients. A pharmaceutical sales representative typically calls on physicians within a designated geographic territory. However, due in part to the specialized knowledge required to explain the attributes of each product, each sales representative handles only a limited number of pharmaceutical products. This specialization has led to a marketing process in which large sales forces, often organized as multiple divisions of one company, handle different products in overlapping territories. As a result, individual physicians may be called upon by representatives from different sales forces within the same company, resulting in a need for careful coordination of these sales force activities. Sales forces can range in size from as few as 50 representatives in smaller European countries to several thousand in the United States. Effective sales and marketing also requires coordination of diverse home office functions, such as distribution of product literature, sales call follow-up activities and organization of educational programs for physicians.

     The complexity of managing sales forces also has been increased by a number of changes in the pharmaceutical market. These include:

- the efforts to control increases in the cost of healthcare;

- the expansion of sales and marketing activities by pharmaceutical companies to non-physician participants such as governmental or private healthcare organizations, insurance companies and other third-party payers; and

- the reclassification of formerly prescription-only drugs to permit OTC availability.

While these changes have not reduced the need to market to individual physicians, they have introduced new levels and magnitudes of complexity to the sales and marketing process. In order to make informed sales management decisions, pharmaceutical companies require accurate, well-organized and coordinated information drawn from diverse data sources.

CPG INDUSTRY SALES ENVIRONMENT

     CPG companies sell through multiple retail channels, including retail outlets, food services, travel and hospitality, cosmetic services, route sales and delivery, mail order and on-line shopping. To market their products, CPG manufacturers use a variety of promotional initiatives such as coupon offers, local, regional and national advertisements and in-store creative displays and special shelf tags. In addition, CPG manufacturers study the traffic patterns of consumers and the placement of their products within a retail outlet in order to assess the effect of these initiatives. This assessment process requires consistent and thorough evaluation by both the retailer and the manufacturer.

     We generally market our products to several vertical markets within the CPG industry, such as confectionaries, beverages, tobacco, cosmetics, health and beauty aids and OTC drugs. Our CPG products are targeted at manufacturers whose sales representatives call on retail outlets. These products enable sales representatives to manage all aspects of their call reporting obligations, including the collection of pricing, promotions and product placement information. In addition, our SFE products can integrate sales information from multiple data sources. By using our SFE products, CPG manufacturers can measure the effect of their promotional activities and can effectively plan and execute sales strategies in ways that bring them significant competitive benefits.

THE EVOLUTION OF ADVANCED SFE SYSTEMS

     Sales and marketing expenses are often among the highest operating costs for companies competing in complex selling environments, particularly for pharmaceutical companies. Historically, sales organizations in the pharmaceutical and CPG industries relied on written reports and paper filing systems as the primary tools for dealing with sales force management. The need for effective management and control of sales activities led to efforts to automate sales force deployment and management. With advances in portable computer equipment, automation became a viable option to improve the efficiency of sales and marketing activities. Pharmaceutical companies were among the early adopters of these automated products because of the complexity of the pharmaceutical sales process, the need to integrate disparate data streams, and the large size and widespread organization of their sales forces.

     SFA products using portable computers and software were developed to keep field sales records up-to-date, and allowed sales representatives to record and report their calling activities as a first step in coordinating sales and marketing efforts. These systems, however, offered limited capability for interaction and coordination among field representatives or with sales management, and generally failed to meet the needs of industries with complex sales and marketing requirements.

     Pharmaceutical companies and other organizations operating in complex selling environments sought systems that could provide greater capacity for such interaction and coordination and that could also assist management in organizing and presenting sales-related data. For example, these entities needed tools to help sales representatives identify their most urgent or valuable prospects, and to enable them to adjust their selling patterns to address the opportunities and needs of their sales territories in progressively shorter time periods. This need led to an evolution of SFA systems to the more interconnected SFE systems.

     SFE systems use territory-based data to allow increased interaction between sales force managers and other corporate management information systems. However, early SFE systems could not dynamically handle the new and often voluminous data necessary to make decisions in today's complex selling environments. Specifically, these SFE systems did not have sufficient functionality to permit management to reset priorities and to redeploy sales representatives in response to rapidly changing market conditions.

     We believe that SFE systems must evolve into comprehensive information systems that are increasingly integral to the overall management of the business. In addition, SFE systems must be able to measure the effect of, and interface with, all other promotional tools used by a customer to target physicians. As the complexity of these systems increases, so does the need for specially trained personnel to operate, refine and enhance them.

                             THE DENDRITE SOLUTION

     We develop and market comprehensive SFE solutions consisting of software products and a wide range of value-added support services. These solutions enable our customers to, among other things, realign sales territories, reallocate sales personnel on a customer or formulary basis and redeploy sales and marketing resources more rapidly and more precisely.

     Our software products integrate and process large volumes of time-sensitive sales-related data for use in developing sales strategies and facilitating real time decisions. Our current SFE software product offerings allow customers to select many different combinations of features for different types of sales forces. Our current product offerings typically do not require customization in order to be implemented. In some circumstances, they are configured to address data, market and other specific customer requirements.

     We also offer a broad range of value-added services that enable our customers to maximize the effectiveness of their Dendrite software products. These services include software implementation, technical and hardware support and sales force support. We provide these services worldwide through our 13 offices in the United States, Europe, the Pacific Rim and Latin America. We dedicate groups of service personnel to assist our customers in designing, implementing and maintaining the system and to provide continuous system support.

                             THE DENDRITE STRATEGY

     Our business strategy is to use our global infrastructure and leading solutions to satisfy both the local and global needs of our customers. Key elements of this strategy include:

- LEVERAGE INSTALLED BASE. We have a substantial installed customer base among major multinational pharmaceutical companies. We constantly seek to expand our relationships with customers by increasing their use of our existing products and services, developing new value-added products and services and broadening these relationships to include additional affiliates of our customers.

- ENHANCE GLOBAL LEADERSHIP. We intend to capitalize on the trend among companies to select one global provider of SFE solutions rather than multiple vendors. We believe that our product design and scope, our network of 13 offices worldwide and our extensive experience implementing SFE solutions in over 15 countries will allow us to capitalize on this trend.

- USE NEW TECHNOLOGY TO ENHANCE SFE SOLUTIONS. We design our products and product enhancements to take advantage of available technologies, such as multi-tier architectures, relational database management systems, built-in configuration tools and application development software. We intend to continue to invest in new technologies in order to maintain our position as a leading worldwide supplier of SFE solutions.

                             PRODUCTS AND SERVICES

PHARMACEUTICAL SFE PRODUCTS

     We currently offer our pharmaceutical customers three primary SFE software products: ForcePharma; SalesPlus; and J Force. We also offer our pharmaceutical customers an additional Windows CE(TM)-based software product, known as ForceCompanion.

     FORCEPHARMA. We recently introduced ForcePharma, our new SFE product targeted at large multinational pharmaceutical customers, and, to date, have entered into licensing agreements with four customers. ForcePharma can be configured to support sales representatives and managers at all levels within a sales organization.

     The table below describes the principal functions available for the ForcePharma product:

                        FORCEPHARMA CLIENT FUNCTIONALITY

  HOME PAGE
                               Allows end user to configure and view important information on the Home Page screen with quick "at-a-glance" and search features.

  CUSTOMER MANAGEMENT
                               Provides an accurate, up-to-date picture of customer and business opportunities. Allows quick and accurate completion of call reports.

  CUSTOMER TARGETING
                               Allows end user to generate lists using specific database queries easily adapted to the user's needs in a tabular or list format. Allows sales activity to be concentrated on the most important customers.

  PLANNER
                               Allows end user to plan and record activity and optimize scheduling and coordination of promotional activities. Provides end user the ability to create a general to do list or one that is specific to a physician profile.

  SAMPLE MANAGEMENT
                               Allows end user to track inventory, perform adjustments, including transfers and returns, and perform reconciliations in compliance with FDA regulations.

  MEETINGS
                               Allows planning, recording and management of group selling events, such as dinner meetings, speaker programs, symposia, etc.

  DATA SHARING
                               Distributes relevant client information, including scheduling, profile information, call history, approvals, meetings, team selling and pull-through lists.

  SYNCHRONIZATION MANAGER
                               Allows end user to synchronize multiple databases in one communications session.

         FORCEPHARMA SYSTEM CONFIGURATOR AND BACK OFFICE ADMINISTRATOR

  SYSTEM CONFIGURATOR
                               Creates interfaces for new end users, permits modifications of interfaces for existing end users and allows the end user to select the language used in the system.

  BACK OFFICE ADMINISTRATOR
                               Permits definition of business rules, including data sharing, territory alignment and sample disbursement. Allows administration of sales force composition and preconfigured drop down boxes.

     The ForcePharma product can be configured to address a customer's specific business requirements, including the creation of new data structures. New functions, which integrate fully with the existing configuration, can be added over time, therefore allowing the customer to acquire a system which is capable of evolving as the customer's business requirements change. A typical major pharmaceutical customer will select a configuration depending on the structure of the customer's sales force, the geographic region involved and the type of pharmaceutical sales data available. Each function is offered with specific continuing support services.

     The ForcePharma system offers an enhanced user-friendly graphical interface through a Microsoft(R) Windows environment and uses object-oriented programming technology to enhance the modular properties of this system. ForcePharma software uses physician and territory-based prescription sales data to provide performance analysis reports. This product also contains features capable of analyzing both territory-based and prescriber-level prescription sales data. This data permits priority targeting of physicians and others who influence the pharmaceutical prescription process.

     The majority of our installed base consists of Series 6 and, to a lesser extent, Series 5 and Series 4 software products, the predecessor products to ForcePharma. ForcePharma offers greater functionality than these predecessor products. Customers licensed to use Series 6 and Series 5 products accounted for approximately 92% and 91%, of the sales representatives licensed to use our pharmaceutical SFE systems as of December 31, 1997 and 1998.

     We are presently marketing to all of our customers a migration path which will enable them to upgrade to the ForcePharma product. There can be no assurance that any such migration will occur. The primary considerations for customers determining whether to upgrade include the enhanced ability of ForcePharma to address their evolving business needs and the significant cost of making the transition to a competitor's product.

     Our Series 4 product is a DOS-based product. Customers licensed to use Series 4 accounted for approximately 8% and 6% of the sales representatives licensed to use our pharmaceutical SFE systems as of December 31, 1997 and December 31, 1998, respectively. We have in the past supported users of our Series 4 system, however, we now consider this product mature and have advised our customers that we will not support it in the future.

     We price our pharmaceutical SFE systems based on the geographic area covered by the system, the system configuration and the total number of users. We also charge additional one-time fees to install the system and annual fees for continuing services.

     SALESPLUS. In July 1998, we acquired ABC, a Belgian-based developer and provider of a pre-configured software solution known as SalesPlus which is marketed to mid-range European pharmaceutical companies. We are currently marketing software products for license under the SalesPlus name to our pharmaceutical customers in Europe and, through a new strategic business unit, SalesPlus Americas, in the United States. These products are offered to those prescription-only pharmaceutical customers whose business needs do not require all of the features of the ForcePharma product. Like ForcePharma, these products support all levels within a sales organization.

     J FORCE. We are now also offering for license in Japan a new highly configurable SFE product called J Force, which we developed specifically for the Japanese market. This product contains functionality similar to that of ForcePharma, but has graphical user interface and local market requirements that reflect the unique characteristics of the Japanese prescription-only pharmaceutical market.

     FORCECOMPANION. We also offer ForceCompanion, a Windows CE(TM)-based palmtop solution for remote use by pharmaceutical company sales representatives. This software product furnishes a sales representative with physician profiles, an appointment diary and signature capture for pharmaceutical sample management.

CPG INDUSTRY PRODUCTS

     FORCEONE. In May 1996, we acquired SRCI, France's largest provider of custom-designed SFE systems for the CPG market. SRCI's core product, NOMAD'S, was translated into English and we began to market the product in the United States and Canadian markets under the name ForceOne in the fourth quarter of 1996. ForceOne contains most of the same basic features as our ForcePharma product, as well as features specifically created for the CPG industry. ForceOne can be configured to support field sales representatives, their managers and key account managers. The structure of our license, implementation and ongoing service fees for our CPG customers is generally similar to that of our pharmaceutical customers.

ANALYTICAL TOOLS

     We currently offer certain analytical software and reporting tools under the ForceMultiplieRx and ForceAnalyzeRx product names, which may be used either within our SFE systems or on a stand-alone basis. These highly configurable database management and analytical tools provide customers with timely information for use in developing sales strategies and facilitating real time decisions. The custom applications that we design with these products address a wide variety of client business needs, including sales, market research, clinical trials, new product launch analyses and sales reporting. The back-end database for ForceMultiplieRx is populated with real time third party prescription data. This data may be integrated with both internal and external data sources to provide a customer with timely market information, including physician prescribing patterns and their responsiveness to customer sales and marketing efforts.

SERVICES

     Our customers often enter into agreements covering software implementation, technical and hardware support and sales force support services. Virtually all customers sign a software maintenance agreement that covers, among other things, software defect resolution.

     For the nine months ended September 30, 1998 service revenues represented approximately 90% of total Dendrite revenues. As a result of providing these ongoing services, we have developed long-term strategic relationships with these customers. For example, it is generally our experience that once we begin supplying SFE solutions to our larger customers, we continue to provide support services to them beyond the expiration of the initial service agreement. In addition, as these relationships develop, our customers generally increase the amount of support services they purchase from us. These relationships have accounted for some of the increase in our service-related revenues.

     The complexity and size of the sales data and market research databases being integrated and manipulated by our systems require highly specialized information systems skills, particularly as new sources of data must be integrated. The creation of a customer's database requires loading third party data onto a central server or servers and encoding that data with proprietary Dendrite data links. This encoding process allows the data to be integrated into a functional sales-related database used by Dendrite's SFE systems. We initially perform these services during installation and, if requested, may continue to manage these information systems over time. Many companies choose not to employ the information systems staff needed to manage these large, complex databases and consider the outsourcing of these tasks to us as both economically and operationally advantageous.

     We offer the full range of support services to all of our customers. However, because customers of our SalesPlus and ForceOne products often require less functionality, we expect to sell fewer support services to these customers than to our ForcePharma customers.

     The following table outlines the principal services we offer:

                            IMPLEMENTATION SERVICES

  PROJECT MANAGEMENT
                               Plan the configuration, if applicable, and implementation of a Dendrite SFE system.

  DATA MODELING
                               Create the customer's specific version of the Dendrite data model.

  CONFIGURATION
                               Configure software, if applicable, to meet customer requirements for the software components of a Dendrite SFE system.

  DATABASE MODELING
                               Create the customer's integrated database, including:

                               - loading and linking third party prescription
                                 sales data, market research and other
                                 materials;

                               - identifying geographic and/or functional (e.g.,
                                 formulary) segments; and

                               - allocating third party data by territory or
                                 other functional segment.

  REMOTE COMPUTER HARDWARE
  PREPARATION
                               Load data onto customer's remote computer hardware (e.g., laptop and notebook computers) for training, testing and use.

  TRAINING
                               Instruct on use and capabilities of a Dendrite SFE system.

                    TECHNICAL AND HARDWARE SUPPORT SERVICES

  PROJECT MANAGEMENT
                               Design, structure and manage technical support for a Dendrite SFE system.

  SOFTWARE CUSTOMIZATION
                               Modify source code to meet customer's needs.

  DATABASE MAINTENANCE
                               Continue to support the customer's database, including:

                               - loading and linking new releases of third party
                                 data purchased by the customer; and

                               - identifying new functional segments for data
                                 analysis.

  SOFTWARE CODE MAINTENANCE
                               Provide software defect resolution and issue performance updates, feature changes and, in certain circumstances, new versions of products.

  SERVER SUPPORT
                               Operate and maintain server computers.

  ASSET MANAGEMENT
                               Provide asset control and maintain remote computer hardware, including recapture of data on defective equipment and replacement of defective equipment.

  BUSINESS INTERRUPTION
SERVICES Develop business interruption plan for management of any unforeseen interference with Dendrite's provision of ongoing support services, including coordinating the retention of a disaster recovery provider for the customer's servers.

  YEAR 2000 COMPLIANCE
TESTING Test customer's sales force automation production environment to determine whether it is Year 2000 compliant (i.e., accurately recognizes and processes dates beyond December 31, 1999). This testing covers not only the applicable Dendrite product, but also much of the related hardware, third party software and associated interfaces.

                          SALES FORCE SUPPORT SERVICES

  PROJECT MANAGEMENT
                               Design, organize and manage support for customer sales forces.

  RETRAINING
                               Provide ongoing training on use and capabilities of a Dendrite SFE system.

  TERRITORY REALIGNMENT
                               Assist the customer in planning and executing realignments of sales territories or functional (e.g., formulary-based) segments to allow more effective resource allocation.

  TELEPHONE SUPPORT SERVICES
                               Provide direct customer service telephone support for a Dendrite SFE system and certain third party software, seven days a week and in many foreign languages.

  DATA ANALYSIS
                               Provide proactive prescription data analysis at a territory and physician level to a customer's sales representatives to improve sales and promotional campaigns.

     When a customer licenses a Dendrite SFE product, we typically establish an implementation services group for that customer, as well as a separate support service group composed of both customer support and technical support personnel who are primarily dedicated to servicing that customer. However, for customers with smaller sales forces or sales forces with specialized needs (e.g., non-home country language capability), the service group may have responsibility for more than one client. Our service groups are usually located at our facility in the country where a significant portion of the customer's sales force is located. This proximity to our customers allows the service group to provide assistance using a common language. We anticipate that, if a pharmaceutical company selects Dendrite to be its global SFE provider, the company may request us to consolidate customer support on a regional basis.

     Typically, we provide services under a multi-year contract. In North America, we enter into service agreements directly with our customers. Outside North America, we enter into service agreements through our local wholly-owned subsidiary or branch. Depending upon the size of the customer and the scope of services to be performed, a dedicated service group may be comprised of five to 100 persons.

     As of September 30, 1998, substantially all of our service agreements were with ethical pharmaceutical customers.

SYSTEM CONFIGURATION

     Our pharmaceutical SFE systems are configured to allow information access and communication among geographically dispersed sales and marketing personnel and regional and home offices. The core of the system configuration is a central database server, which stores the customer information and integrates and controls all data flow from external points. Most of the servers used by our customers are manufactured by IBM, Compaq, Hewlett-Packard or Sun Microsystems and run on UNIX(TM) or Windows NT(R) operating systems. Servers are purchased or leased by Dendrite's customers or leased for them by Dendrite. Some smaller customers lease space on Dendrite-owned servers located in various Dendrite offices worldwide.

     Remote databases are stored on laptop and palmtop computers used by sales representatives in the field and updated regularly over telephone lines via modem. Regional sales managers using personal computers may access the server via wide area networks. Our customers are responsible for selecting computer equipment and for deciding when to upgrade or replace it.

     Our pharmaceutical SFE systems permit a sales representative to send updated information to the central database server. Similarly, the sales representative can receive information concerning upcoming calls as well as additional sales efforts planned by other sales representatives within the same company. This server, in most cases located at one of our facilities, contains the customer's own database of sales-related information which is generally maintained and operated for the customer by us.

     Our pharmaceutical SFE systems are designed to provide information to those involved in sales and sales management and also to all other levels within each sales organization including its senior management. For example, information directly related to sales, such as travel and expense reports, may be provided to the finance and personnel departments. Similarly, representatives in the field can provide information concerning a physician that can assist managed care sales personnel. These systems create the linkage which connects a customer's sales and management functions with other business departments.

     Our CPG SFE systems are generally configured in a manner similar to our pharmaceutical SFE systems. However, CPG sales representatives are more likely to use handheld or palmtop computing devices than laptop and desktop personal computers.

                 CUSTOMERS

     The following is a list of substantially all of our current pharmaceutical customers (who either directly or through subsidiaries may be customers in one or more countries served by us, not necessarily including the United States):

3M Pharmaceuticals
Abbott Laboratories
Adams
Allergan
Asta Medica
Astra
Bayer
Bristol-Myers Squibb
Chauvin
Eli Lilly
Eurogenerics
Glaxo Wellcome
Hoechst Marion Roussel
Johnson & Johnson
Kissei
Knoll
Leo Laboratories
Madaus
Merck
Novartis
Novo Nordisk
Organon
Parke-Davis
Pfizer
Pharmacia & Upjohn
Poli Chimica
Rhone-Poulenc Rorer
Savage Laboratories
SmithKline Beecham
Sankyo Parke-Davis
Schering A.G.
Schering-Plough
Solvay Pharmaceuticals
Synthelabo
Takeda
Therabel
Urgo
Zeneca

     The following is a list of our major CPG customers:

Bacardi-Martini
CAI
CPC
Evian
Gillette
Kronenbourg
Metro
Moet & Chandon
Moet Hennessy
Nestle
Prodirest
Ralston Purina
Rayovac
RJR MacDonald

     Revenues from Pfizer, Eli Lilly and Rhone-Poulenc Rorer (considering all affiliates of each customer as part of that customer) in the aggregate accounted for 58% of our revenues for the years ended December 31, 1996. Revenues from Pfizer, Johnson & Johnson and Rhone-Poulenc Rorer in the aggregate accounted for 59% of our revenues for the year ended December 31, 1997. Revenues from Pfizer, Johnson & Johnson and Parke-Davis accounted for 56% of our revenues for the year ended December 31, 1998. The loss of all or a significant part of the business of any of these customers would have a material adverse affect on us. See "Risk Factors -- Dependence on Major Customers".

                              SALES AND MARKETING

     We actively market our SFE systems and services to ethical pharmaceutical and CPG companies in the United States, Western Europe and the Pacific Rim using regional and local sales and marketing personnel. Sales presentations are typically made to the customer's management information services department or sales department. The selection of an SFE system often entails an extended decision-making process that typically takes 9 to 12 months. This process may involve senior levels of management and, in some cases, the board of directors. See "Risk Factors -- Potential for Significant Fluctuations in Quarterly
Results -- Lengthy Sales and Implementation Cycles".

     We work with a potential customer to identify its business requirements in light of its markets, sales organization and operating structure. We draw upon our broad product functionality and our experience in the applicable vertical market to provide a comprehensive, yet highly targeted SFE solution.

     The positive response of our customers' sales representatives can influence the decisions of those customers to license additional functionality and/or to contract for expanded support services. Accordingly, we try to address the concerns of sales personnel during the training portion of our implementation services. We also promptly respond to customer communications and evaluate them for indications of potential systemic problems or changing market trends.

     We believe that our relationships with existing customers create additional sales and marketing opportunities. Further, we believe that our network of international offices allows us to serve our existing customers in new locations. Many of our ethical pharmaceutical customers also have OTC operations that provide us with additional sales opportunities.

     Finally, we have entered into several arrangements with business partners to market our products and/or services jointly. Examples of our partners and their respective products and/or services include: National Data Corporation (prescription data); Envoy Corporation (prescription data); Garnett Associates (SFE support services in Greece and Cyprus); and Ernst & Young (implementation services for CPG products). In addition, we occasionally resell computer hardware and third-party software, e.g., Sybase (remote database software), and QlikTech (analytical software).

                            RESEARCH AND DEVELOPMENT

     We continue to take advantage of new technologies in developing new products and services. We spent approximately $2.3, $6.8 and $2.7 million on research and development in the years ended December 31, 1995, 1996 and 1997. We spent $2.6 million on research and development in the nine months ended September 30, 1998.

     We have capitalized certain costs related to the development of new software products and the enhancement of existing software products consistent with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalized software development costs net of accumulated amortization were $2,589,000 and $2,408,000, at December 31, 1996 and 1997, respectively.

                                  COMPETITION

     The current market for sales and marketing information management systems is highly competitive. Many companies offer SFA and SFE systems in the ethical pharmaceutical and CPG industries. We believe that there are approximately ten other companies that offer these products specifically to the pharmaceutical industry, at least three of which we believe are actively selling in more than one country.

     With respect to our SFE systems, we believe that most of our competitors offer solutions that do not address the variety of customer needs that our solutions address. However, these competing solutions may cost less than our solutions.

     SFA systems differ greatly in terms of functionality, flexibility and the type of hardware platform supported. Vendors of SFA systems also generally do not provide support services to the same extent as SFE vendors. We believe that our SFE software products and support services offer customers a more comprehensive solution than SFA systems. We believe that potential competitors must incur significant expense in order to develop an integrated, configurable solution for the problems presented by complex multinational selling environments. While we believe SFA systems are less compelling solutions, they, nonetheless, often cost less than SFE solutions.

     Our products and services compete with others principally on the basis of product flexibility and configuration, platform configuration, name recognition, global competence, service standards, breadth of customer base and technical support and service. We believe our systems compete favorably with respect to these factors, and that we are positioned to maintain our market leadership position through innovative new product and application developments and continued focus on support services. Some of our existing competitors, as well as a number of potential market entrants, have larger technical staffs, larger marketing and sales organizations and greater financial resources than we do.

     In the ethical pharmaceutical vertical market, two of our competitors, IMS Health Strategic Technologies and TVF (Cegedim), own and control, either directly or through affiliated entities, proprietary data collection systems (including the United States). It may be possible for a competitor to gain a competitive advantage in the pricing of its SFE systems with respect to customers who are interested in purchasing the data it or its affiliates collect. In addition, as new data sources emerge, companies providing such data may enter the SFE market and provide SFE solutions to our customers directly.

     We believe that competition will increase as new competitors enter the market to supply SFE systems and as existing competitors expand their product lines or consolidate. We also expect that we may encounter additional competition in the future from firms offering outsourcing of information technology services and from vendors of software products providing specialized applications not offered by us, including enterprise resource planning vendors and data base vendors. We also face potential competition from our customers and potential customers who may elect to design and install or to operate their own sales force management systems.

                               PROPRIETARY RIGHTS

     We rely on a combination of methods to protect our proprietary intellectual technology. These include: trade secret, copyright and trademark laws; license agreements with customers containing confidentiality provisions; confidentiality agreements with consultants, vendors and suppliers; and non-disclosure agreements with each of our executive officers and technical employees. Existing United States copyright laws provide only limited protection and even less protection may be available under foreign laws. See "Risk Factors -- Dependence on Proprietary Technology".

                                   EMPLOYEES

     As of September 30, 1998, we employed 771 employees: 507 in the United States; 210 in Europe; 46 in the Pacific Rim; and 8 in Brazil.

     We believe that relations with our employees are good. None of our employees are part of any collective bargaining unit. We believe that our future growth and success will depend upon our ability to attract and retain skilled and motivated personnel which is becoming progressively more difficult for many technology and services companies in many countries.

                                   FACILITIES

     We lease a 101,500 square foot building, which serves as our corporate headquarters in Morristown, New Jersey; a 26,280 square foot building in Basking Ridge, New Jersey, which houses customer support personnel; and a 5,000 square foot warehouse in Somerset, New Jersey. We also lease a total of 47,800 square feet in twelve locations in

Australia, Belgium, Brazil, France, Germany, Italy, Japan, New Zealand, Spain and the United Kingdom for local management, sales offices and customer support operations. We believe that our existing facilities are adequate for our current needs and that adequate space will be available as needed.

     Servers located at Dendrite facilities are commonly maintained in a secured area and are often subject to regular audit and inspection by our customers. Except for the Dendrite database servers on which customers rent space, most customers require that their database server be kept entirely network isolated from the database servers of all other customers.

     We maintain database servers located at our facilities for substantially all of our U.S. customers and for a substantial majority of our international customers. For these customers, we offer a business interruption service which is intended to protect these customers' businesses in the event of any unforeseen interruption, interference or disruption of our provision of customer support services. As part of this offering, we will assist a customer in developing a business interruption plan, which will include the coordination of the customer's retention of a disaster recovery provider.

                               LEGAL PROCEEDINGS

     We are occasionally involved in litigation relating to personnel and other claims arising in the ordinary course of our business. We are not currently engaged in any legal proceeding which is expected, individually or in the aggregate, to have a material adverse effect on our business.

                                   MANAGEMENT

     The executive officers and directors of the Company and their respective ages and positions as of January 26, 1999 are as follows:

NAME                                        AGE                        POSITION
----                                        ---                        --------
John E. Bailye............................  44    President, Chief Executive Officer, Director and
                                                  Chairman of the Board
R. Bruce Savage...........................  49    Executive Vice President and Chief Operating
                                                  Officer
Teresa F. Winslow.........................  42    Senior Vice President for U.S. Operations
George T. Robson..........................  51    Senior Vice President and Chief Financial Officer
Mark H. Cieplik...........................  43    Senior Vice President, Worldwide Sales
Jean LaHaie...............................  42    Senior Vice President, SalesPlus Strategic
                                                  Business Unit
Christopher J. French.....................  38    Vice President, General Counsel and Secretary
Thierry Durand............................  38    Vice President, Europe
Bernard M. Goldsmith......................  54    Director
Edward J. Kfoury..........................  59    Director
Paul A. Margolis..........................  45    Director
John H. Martinson.........................  50    Director
Terry H. Osborne..........................  60    Director

     MR. JOHN E. BAILYE has served as President, Chief Executive Officer and Director since the Company's incorporation in March 1987 and, since October 1991, as Chairman of the Board. Prior to March 1987, Mr. Bailye served as a market researcher at Foresearch Pty., Limited ("Foresearch"), a consulting company to the pharmaceutical industry in Australia. In 1976, Mr. Bailye acquired Foresearch and served as its Managing Director, until he sold the company in 1986. Mr. Bailye holds a Bachelor of Commerce in Finance, Marketing, and Business from the University of New South Wales.

     MR. R. BRUCE SAVAGE has served as Executive Vice President and Chief Operating Officer since September 1994. From June 1993 until September 1994, Mr. Savage served as Vice President, Europe/Asia and, from September 1988 to June 1993, as Vice President, Europe. He also served as General Manager for Dendrite New Zealand from 1986 to 1987, and as the General Manager of Dendrite Australia and Dendrite New Zealand from 1987 until September 1988. Prior to joining the Company, Mr. Savage spent 15 years in the pharmaceutical industry working for Ciba Geigy (NZ) Limited as Manager of Sales and Marketing. Mr. Savage holds a Bachelor's degree from Nelson College.

     MS. TERESA F. WINSLOW has served as Senior Vice President for U.S. Operations since June 1997. Ms. Winslow served as Senior Vice President for the Pfizer Pharmaceutical Global Account Group from September 1996 to June 1997, as Vice President, Sales and Business Development from September 1994 to September 1996, as Executive Director, International Sales from August 1993 to September 1994, and as Director of Marketing and Sales, Americas from October 1991 to August 1993. From 1983 to 1991, Ms. Winslow served in various positions at Schering Laboratories, a division of Schering-Plough Corporation, most recently as National Sales director. Ms. Winslow is a registered pharmacist. She graduated with a B.S. in Pharmacy from the Philadelphia College of Pharmacy and Science.

     MR. GEORGE T. ROBSON has served as Senior Vice President and Chief Financial Officer since June 1997. Prior to joining the Company, Mr. Robson served as Senior Vice President and Chief Financial Officer of H&R Block, Inc. from January 1996 to May 1997, and as Treasurer of such corporation from June 1996 to May 1997. In addition, Mr. Robson served as Senior Vice President of Unisys Corporation from April 1991 to January 1996, and as Chief Financial Officer of such corporation from January 1990 until January 1996. Mr. Robson holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and an M.S. in Management Science from the State University of New York.

     MR. MARK H. CIEPLIK has served as Senior Vice President, Worldwide Sales since June 1997. Prior to joining the Company, Mr. Cieplik served as Vice President, Americas of Interleaf Corporation from April 1995 to May 1997. In addition, Mr. Cieplik served as General Manager, North America Major Accounts for System Software Associates from December 1991 to April 1995, and served in various capacities for IBM Corporation from 1976 until 1991. Mr. Cieplik received a B.S. in Marketing from Millikan University.

     MR. JEAN LAHAIE has served as Senior Vice President since December 1998. He is responsible for the SalesPlus Strategic Business Unit. In addition, Mr. LaHaie served from September 1996 to December 1998 as Senior Vice President, Business Development, from April 1996 to September 1996 as Vice President, Product Development, from October 1993 to April 1996 as Executive Director, Corporate Technical Services, from February 1993 to October 1993 as Director of Operations, Corporate Technical Services, from April 1992 to February 1993 as Group Business Director, from July 1991 to April 1992 as Business Director for a Dendrite service group, and from July 1990 to July 1991 as Project Manager for a Dendrite service group. Prior to joining the Company, Mr. LaHaie spent nine years at American Cyanamid Corporation in positions ranging from Industrial Engineering Manager to International Business Manager for the Middle East and the Far East. Mr. LaHaie is a graduate of Montreal University Polytechnic Institute and of McGill Graduate School of Business.

     MR. CHRISTOPHER J. FRENCH has served as Vice President and General Counsel since January 1996, and as Secretary since July 1996. Prior to joining the Company, Mr. French was an associate at Skadden, Arps, Slate, Meagher & Flom from 1987 to 1996. Mr. French holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and a J.D. from Fordham University School of Law.

     MR. THIERRY DURAND has served as Vice President, Europe since July 1997. Mr. Durand also served as General Manager, France from September 1993 to July 1997 and as a Business Manager in France from September 1992 to September 1993. Mr. Durand holds a Bachelor's degree, a Master's degree in Economics and a Ph.D in Computer Sciences and Economy from the University of Lyon. Mr. Durand also holds an M.B.A. from the University of San Francisco ISG, Paris.

     MR. BERNARD M. GOLDSMITH has served as a Director since May 1996. In 1986, he founded The Updata Group, Inc., an investment banking firm focused on mergers and acquisitions in the information technology industry. Mr. Goldsmith currently serves as Managing Director of The Updata Group, Inc. Mr. Goldsmith also founded Updata Software Company, where he served as Chief Executive Officer from 1986 to 1988 and CGA Computer, Inc., where he served as Chairman and Chief Executive Officer from 1968 to 1986. Mr. Goldsmith is also a director of Compuware Corporation and several private companies.

     MR. EDWARD J. KFOURY has served as a Director since July 1997. Prior to joining the Company, Mr. Kfoury served as a division President and Vice President of IBM Corporation from 1988 through 1993 and in various other positions with IBM Corporation from 1963 to 1988. Mr. Kfoury is also a director of Mapics, Inc. and five privately-held companies. In addition, Mr. Kfoury is a director of the Nature Conservancy, an advisory trustee of the Maine Audobon Society, and President of Rangeley Lakes Heritage Trust.

     MR. PAUL A. MARGOLIS has served as a Director since July 1993. Mr. Margolis is President of Longworth Management Company, Inc., his personal investment management company. Mr. Margolis is a director of Marcam Corporation, an applications software and services company for manufacturers which he co-founded in 1980, Obtech, LLC, POMS Corporation and Big Brother Association of Greater Boston, and Past Chairman of the Open Applications Group, Inc., a non-profit software industry organization. He previously worked as an independent business consultant and, prior to that, as Manufacturing Manager for Keltron Corporation. Mr. Margolis holds a B.A. from Brown University and an M.B.A. from Harvard Business School.

     MR. JOHN H. MARTINSON has served as a Director since September 1991. In 1986, he founded the Edison Venture Fund, where he currently serves as Managing Partner. Mr. Martinson is also a director of Best Software, Inc. and eight privately held companies. He is former Chairman of the New Jersey Technology Council and President-elect of the National Venture Capital Association. Mr. Martinson holds a B.S. in Aeronautics from the United States Air Force Academy, an M.S. in Astronautics from Purdue University and an M.B.A. from Southern Illinois University.

     MR. TERRY H. OSBORNE has served as a Director since August 1998. Mr. Osborne served as President and Chief Operating Officer of System Software Associates ("SSA"), a computer software company, from November 1994 until October 1996, the date of his retirement. From October 1992 until November 1994, he served as SSA's General Manager and Vice President -- Europe. Prior to joining SSA, he was employed by IBM Corporation in various capacities since 1961, including vice president level positions in both the United States and Europe. Mr. Osborne is also Chairman of Dr. Solomon's Group PLC and Cimax International and a director of Mapics, Inc.

                              SELLING STOCKHOLDERS

     The table below sets forth the beneficial ownership of the Company's common stock by the selling stockholders at January 27, 1999 and following the sale of shares of common stock offered hereby.

                                  SHARES OF COMMON                       SHARES OF COMMON
                                 STOCK BENEFICIALLY                     STOCK BENEFICIALLY
                                  OWNED BEFORE SALE                      OWNED AFTER SALE
                                     UNDER THIS                             UNDER THIS
                                  PROSPECTUS(1)(2)                      PROSPECTUS(1)(2)(3)
                               -----------------------     SHARES     -----------------------
NAME SELLING STOCKHOLDER         NUMBER     PERCENTAGE   TO BE SOLD     NUMBER     PERCENTAGE
------------------------       ----------   ----------   ----------   ----------   ----------
John E. Bailye(4)............   3,469,799      14.8%       300,000     2,969,799      11.4%
Carinya Holding Company(5)...     729,000       3.1        150,000       579,000       2.2
Bailye Family
  Foundation(6)..............      56,000         *         50,000         6,000         *

---------------

 *  Less than 1% of the outstanding shares of common stock.

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

(2) Applicable percentage of ownership prior to consummation of the offering is based on 23,372,387 shares of common stock outstanding as of December 31, 1998. Applicable percentage ownership includes 2,750,000 shares of common stock offered hereby. Beneficial ownership is determined in accordance with the rules of the Commission. Common stock subject to options currently exercisable or exercisable on or prior to 60 days after the date as of which information is presented are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(3) Assumes that the option granted the Underwriters to purchase additional shares is not exercised.

(4) Includes options exercisable for 22,000 shares of common stock currently exercisable or exercisable within 60 days of the date of this prospectus. Also includes 729,000 shares held by the Carinya Holdings Company ("Carinya") and 56,000 shares held by the Bailye Family Foundation (the "Foundation"). Mr. Bailye disclaims beneficial ownership of the shares owned of record by Carinya and by the Foundation except to the extent of the partnership interests in Carinya held by Mr. Bailye and his spouse.

(5) Carinya is a general partnership consisting of Mr. Bailye, Mr. Bailye's wife, and trusts for the benefit of each of their two minor children, the trustees of which are Mr. Bailye's parents and Mrs. Bailye's parents, respectively, as general partners. The partnership agreement provides that the voting power with respect to shares owned by the partnership resides with the majority vote of all partners other than Mr. Bailye.

(6) The Foundation is a trust established exclusively to provide financial support for charitable organizations which are exempt institutions under
    Section 501(c)(3) of the Internal Revenue Code. Mr. Bailye and his spouse constitute two of the three trustees of the Foundation.

                          DESCRIPTION OF CAPITAL STOCK

     Following this offering, the total amount of our authorized capital stock will consist of 100,000,000 shares of no par value common stock, and 10,000,000 shares of no par value preferred stock without designation. Upon the consummation of this offering, based on the number of shares outstanding as of September 30, 1998, 25,558,612 shares of common stock will be issued and outstanding, and no shares of preferred stock will be outstanding. As of January 21, 1999, there were approximately 102 holders of record.

                                  COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, holders of common stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and other liabilities of the Company, subject to the prior rights of the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any class or series of preferred stock that the Board of Directors may designate and issue in the future. There will be no shares of preferred stock outstanding immediately following the consummation of this offering.

                                PREFERRED STOCK

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more classes and one or more series within each class and to fix the relative rights, preferences, and limitations of the shares within each such class and series, including the dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights and the number of shares constituting any series. The Board of Directors may retain the authority, pursuant to our Restated Certificate of Incorporation and subject to certain limitations prescribed by law, without further stockholder action, to redesignate the preferred stock as undesignated shares of stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting and other rights of holders of common stock, and, under certain circumstances, make it more difficult or costly for a third party to acquire, or discourage a third party from attempting to acquire, control of us. We have no present plans to issue any shares of preferred stock.

                 NEW JERSEY LAW AND CERTAIN CHARTER PROVISIONS

     We are subject to the New Jersey Shareholders Protection Act, which prohibits a publicly held New Jersey corporation from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the interested stockholder became an interested stockholder, unless (i) the business combination is approved by the Board of Directors in a prescribed manner, (ii) two-thirds of the shares not beneficially owned by the interested stockholder vote in favor of the business combination, or (iii) the combination meets certain objective tests designed to ensure the stockholders receive a fair price for their shares. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who together with affiliates and associates, owns, or within the five years preceding the date of such determination did own, 10% or more of the New Jersey corporation's voting stock.

     Our Restated Certificate of Incorporation, as permitted by New Jersey law, eliminates the personal liability of each of the directors and officers to us or our stockholders for monetary damages for breaches of the director's or officer's duty of care or other duties as a director or officer, except liabilities for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its stockholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such person of an improper personal benefit. In addition, our Restated By-laws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in or not opposed to our best interest, and with respect to criminal proceedings if the director had no reasonable cause to believe his or her conduct was unlawful. We believe that the protection provided by these provisions will help us attract and retain qualified individuals to serve as officers and directors. These provisions also will limit the remedies available to a stockholder who is dissatisfied with a Board decision protected by these provisions, and such stockholder's only remedy may be to bring a suit to prevent the Board's action.

                          TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of our common stock is Continental Stock Transfer & Trust Company.

                            VALIDITY OF COMMON STOCK

     The validity of the common stock offered hereby will be passed upon for the Company by Sullivan & Cromwell, New York, New York. Certain matters relating to the offering will also be passed upon for the Company by Buchanan Ingersoll Professional Corporation, Princeton, New Jersey and for the Underwriters by Ropes & Gray, Boston, Massachusetts. Sullivan & Cromwell and Ropes & Gray may rely upon the opinion of Buchanan Ingersoll as to all matters governed by New Jersey law.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, included and incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy all or any portion of the Registration Statement or any reports, statements or other information the Company files at the Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, as well as the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10045 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The

Company's Commission filings, including the Registration Statement, are also available to you on the Commission Internet site (http://www.sec.gov). The Company's common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company can also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Company will provide without charge to each person to whom this prospectus has been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this prospectus. Requests for such copies should be directed to 1200 Mt. Kemble Avenue, Morristown, New Jersey 07960-6797, Attention: Secretary, telephone number (973) 425-1200. The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and its common stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (File No. 0-26138) with the Commission pursuant to the Exchange Act are incorporated by reference herein and made a part hereof:

          (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

          (2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998, June 30, 1998 and September 30, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial filing of the Registration Statement of which this prospectus forms a part and prior to the termination of the offering of the common stock made hereby shall be deemed incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this prospectus, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Deficit)..................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Dendrite International, Inc.:

     We have audited the accompanying consolidated balance sheets of Dendrite International, Inc. (a New Jersey corporation) and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dendrite International, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Philadelphia, Pa.,
February 4, 1998

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               DECEMBER 31,
                                                            ------------------     SEPT. 30,
                                                             1996       1997         1998
                                                             ----       ----       ---------
                                                                                  (UNAUDITED)
                                           ASSETS
CURRENT ASSETS:
     Cash and cash equivalents............................  $10,912    $15,917      $24,929
     Short-term investments...............................    8,421      2,955        1,384
     Accounts receivable..................................   18,732     24,724       28,306
     Prepaid expenses and other...........................    1,569      2,222        2,771
     Prepaid taxes........................................    1,397         --           --
     Deferred tax asset...................................    1,203        441          441
                                                            -------    -------      -------
          Total current assets............................   42,234     46,259       57,831
PROPERTY AND EQUIPMENT, net...............................    3,391      3,110        3,957
DEFERRED TAXES............................................      254        667          667
GOODWILL, net.............................................      747        575        2,619
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net...............    2,589      2,408        3,304
                                                            -------    -------      -------
                                                            $49,215    $53,019      $68,378
                                                            =======    =======      =======
                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable.....................................  $ 3,344    $ 2,211      $ 2,796
     Income taxes payable.................................      584        867          997
     Accrued compensation and benefits....................    2,446      3,439        3,943
     Other accrued expenses...............................    3,329      4,352        7,424
     Deferred revenues....................................    2,099      1,409        1,346
                                                            -------    -------      -------
          Total current liabilities.......................   11,802     12,278       16,506
                                                            -------    -------      -------
DEFERRED RENT.............................................      726        598          456
                                                            -------    -------      -------
DEFERRED TAXES............................................    1,511      1,970        2,293
                                                            -------    -------      -------
COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDERS' EQUITY:
     Preferred stock, no par value, 10,000,000 shares
       authorized, none issued............................       --         --           --
     Common stock, no par value, 100,000,000 shares
       authorized, 22,841,890, 22,659,548 and 23,209,612
       shares issued and 22,440,840, 22,258,548 and
       22,808,612 outstanding.............................   32,198     32,814       36,965
     Retained earnings....................................    4,658      9,268       16,128
     Deferred compensation................................   (1,227)    (1,141)      (1,160)
     Cumulative translation adjustment....................     (453)      (841)        (883)
     Less treasury stock, at cost.........................       --     (1,927)      (1,927)
                                                            -------    -------      -------
          Total stockholders' equity......................   35,176     38,173       49,123
                                                            -------    -------      -------
                                                            $49,215    $53,019      $68,378
                                                            =======    =======      =======

        The accompanying notes are an integral part of these statements.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           NINE MONTHS
                                                                              ENDED
                                          YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                       -----------------------------    ------------------
                                        1995       1996       1997       1997       1998
                                        ----       ----       ----       ----       ----
                                                                           (UNAUDITED)
REVENUES:
     License fees....................  $ 6,042    $ 8,774    $ 7,707    $ 5,189    $ 8,386
     Services........................   48,080     57,472     70,739     49,888     73,036
                                       -------    -------    -------    -------    -------
                                        54,122     66,246     78,446     55,077     81,422
                                       -------    -------    -------    -------    -------
COSTS OF REVENUES:
     Cost of license fees............      712        832      1,758      1,393      1,764
     Cost of services................   22,714     31,544     36,894     26,923     35,941
                                       -------    -------    -------    -------    -------
                                        23,426     32,376     38,562     28,316     37,705
                                       -------    -------    -------    -------    -------
          Gross margin...............   30,696     33,870     39,794     26,761     43,717
                                       -------    -------    -------    -------    -------
OPERATING EXPENSES:
     Selling, general and
       administrative................   21,252     26,440     29,905     21,688     28,701
     Research and development........    2,274      6,834      2,676      1,942      2,617
     Write-off of in-process research
       and development...............       --      2,640         --         --      1,230
                                       -------    -------    -------    -------    -------
                                        23,526     35,914     32,581     23,630     32,548
                                       -------    -------    -------    -------    -------
          Operating income (loss)....    7,170     (2,044)     7,213      3,131     11,169
INTEREST INCOME......................      544      1,167        529        366        690
OTHER EXPENSE........................      (33)      (391)      (201)      (180)      (248)
                                       -------    -------    -------    -------    -------
          Income (loss) before
            income taxes.............    7,681     (1,268)     7,541      3,317     11,611
INCOME TAXES.........................    2,987        644      2,931      1,344      4,751
                                       -------    -------    -------    -------    -------
NET INCOME (LOSS)....................  $ 4,694    $(1,912)   $ 4,610    $ 1,973    $ 6,860
                                       =======    =======    =======    =======    =======
NET INCOME (LOSS) PER SHARE:
     Basic...........................  $  0.33    $ (0.09)   $  0.21    $  0.09    $  0.31
                                       =======    =======    =======    =======    =======
     Diluted.........................  $  0.23    $ (0.09)   $  0.20    $  0.09    $  0.28
                                       =======    =======    =======    =======    =======
SHARES USED IN COMPUTING NET INCOME
  (LOSS) PER SHARE:
     Basic...........................   14,202     22,112     22,262     22,265     22,475
                                       =======    =======    =======    =======    =======
     Diluted.........................   20,762     22,112     23,026     22,942     24,437
                                       =======    =======    =======    =======    =======

        The accompanying notes are an integral part of these statements.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                            AND STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                           STOCKHOLDERS' EQUITY
                                                  ----------------------------------------------------------------------
                                    REDEEMABLE                                                 UNREALIZED
                                     SERIES A                                                    HOLDING
                                    CONVERTIBLE     COMMON STOCK                                 GAIN ON     CUMULATIVE
                                     PREFERRED    ----------------   RETAINED     DEFERRED     SHORT-TERM    TRANSLATION
                                       STOCK      SHARES   AMOUNT    EARNINGS   COMPENSATION   INVESTMENTS   ADJUSTMENT
                                    -----------   ------   ------    --------   ------------   -----------   -----------
BALANCE, DECEMBER 31, 1994.........   $6,976      6,888    $  432    $ 1,892      $  (124)        $ --          $(505)
 Issuance of common stock..........       --        302       747         --         (425)          --             --
 Amortization of deferred
   compensation....................       --         --        --         --           47           --             --
 Purchase and retirement of common
   stock...........................       --        (52)     (132)        --           --           --             --
 Currency translation adjustment...       --         --        --         --           --           --            (76)
 Unrealized gain on short-term
   investments.....................       --         --        --         --           --           14             --
 Accretion of redemption premium on
   preferred stock.................       16         --        --        (16)          --           --             --
 Mandatory conversion of
   Redeemable Series A Convertible
   Preferred Stock
   into common stock...............   (6,992)     11,714    6,992         --           --           --             --
 Issuance of common stock from
   consummation of initial public
   offering, net of offering
   costs...........................       --      3,000    18,770         --           --           --             --
 Net income........................       --         --        --      4,694           --           --             --
                                      ------      ------   -------   -------      -------         ----          -----
BALANCE, DECEMBER 31, 1995.........       --      21,352   26,809      6,570         (502)          14           (581)
 Issuance of common stock..........       --        376     1,094         --         (838)          --             --
 Amortization of deferred
   compensation....................       --         --        --         --          113           --             --
 Currency translation adjustment...       --         --        --         --           --           --            128
 Realization of gain on
   short-term investments..........       --         --        --         --           --          (14)            --
 Issuance of common stock from
   consummation of initial public
   offering, net of offering
   costs...........................       --        600     4,295         --           --           --             --
 Net loss..........................       --         --        --     (1,912)          --           --             --
                                      ------      ------   -------   -------      -------         ----          -----
BALANCE, DECEMBER 31, 1996.........       --      22,328   32,198      4,658       (1,227)          --           (453)
 Issuance of common stock..........       --        332       616         --          (20)          --             --
 Amortization of deferred
   compensation....................       --         --        --         --          106           --             --
 Currency translation adjustment...       --         --        --         --           --           --           (388)
 Purchase of Treasury stock........       --         --        --         --           --           --             --
 Net income........................       --         --        --      4,610           --           --             --
                                      ------      ------   -------   -------      -------         ----          -----
BALANCE, DECEMBER 31, 1997.........       --      22,660   32,814      9,268       (1,141)          --           (841)
 Issuance of common stock
   (unaudited).....................       --        550     4,151         --          (25)          --             --
 Amortization of deferred
   compensation (unaudited)........       --         --        --         --            6           --             --
 Currency translation adjustment
   (unaudited).....................       --         --        --         --           --           --            (42)
Net income (unaudited).............       --         --        --      6,860           --           --             --
                                      ------      ------   -------   -------      -------         ----          -----
BALANCE, SEPTEMBER 30, 1998
 (unaudited).......................   $   --      23,210   $36,965   $16,128      $(1,160)        $ --          $(883)
                                      ======      ======   =======   =======      =======         ====          =====

                                        STOCKHOLDERS' EQUITY
                                     --------------------------

                                      TREASURY STOCK
                                     ----------------
                                     SHARES   AMOUNT     TOTAL
                                     ------   ------     -----
BALANCE, DECEMBER 31, 1994.........     --    $   --    $ 1,695
 Issuance of common stock..........     --        --        322
 Amortization of deferred
   compensation....................     --        --         47
 Purchase and retirement of common
   stock...........................     --        --       (132)
 Currency translation adjustment...     --        --        (76)
 Unrealized gain on short-term
   investments.....................     --        --         14
 Accretion of redemption premium on
   preferred stock.................     --        --        (16)
 Mandatory conversion of
   Redeemable Series A Convertible
   Preferred Stock
   into common stock...............     --        --      6,992
 Issuance of common stock from
   consummation of initial public
   offering, net of offering
   costs...........................     --        --     18,770
 Net income........................     --        --      4,694
                                      ----    -------   -------
BALANCE, DECEMBER 31, 1995.........     --        --     32,310
 Issuance of common stock..........     --        --        256
 Amortization of deferred
   compensation....................     --        --        113
 Currency translation adjustment...     --        --        128
 Realization of gain on
   short-term investments..........     --        --        (14)
 Issuance of common stock from
   consummation of initial public
   offering, net of offering
   costs...........................     --        --      4,295
 Net loss..........................     --        --     (1,912)
                                      ----    -------   -------
BALANCE, DECEMBER 31, 1996.........     --        --     35,176
 Issuance of common stock..........     --        --        596
 Amortization of deferred
   compensation....................     --        --        106
 Currency translation adjustment...     --        --       (388)
 Purchase of Treasury stock........   (402)   (1,927)    (1,927)
 Net income........................     --        --      4,610
                                      ----    -------   -------
BALANCE, DECEMBER 31, 1997.........   (402)   (1,927)    38,173
 Issuance of common stock
   (unaudited).....................     --        --      4,126
 Amortization of deferred
   compensation (unaudited)........     --        --          6
 Currency translation adjustment
   (unaudited).....................     --        --        (42)
Net income (unaudited).............     --        --      6,860
                                      ----    -------   -------
BALANCE, SEPTEMBER 30, 1998
 (unaudited).......................   (402)   $(1,927)  $49,123
                                      ====    =======   =======

        The accompanying notes are an integral part of these statements.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                     ----------------------------   -------------------
                                                       1995      1996      1997      1997        1998
                                                       ----      ----      ----      ----        ----
                                                                                        (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)................................  $  4,694   $(1,912)  $ 4,610   $ 1,973     $ 6,860
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization.................     1,525     2,037     2,740     2,018       2,116
     Deferred income taxes (benefit)...............      (277)     (304)      808        73          --
     Write-off of in-process research and
       development.................................        --     2,640        --        --       1,230
     Changes in assets and liabilities, net of
       effect from acquisition:
       Increase in accounts receivable.............    (4,885)   (3,193)   (6,137)   (6,110)     (3,859)
       (Increase) decrease in prepaid expenses and
          other....................................       607      (253)     (669)     (691)       (536)
       (Increase) decrease in prepaid income
          taxes....................................        --    (1,397)    1,397        --          --
       Increase (decrease) in accounts payable and
          accrued expenses.........................    (1,219)    2,461     1,092      (670)      3,708
       Increase (decrease) in deferred rent........       340       262      (128)     (128)       (142)
       Increase (decrease) in income taxes
          payable..................................     1,445    (1,931)      283       673         130
       (Increase) decrease in deferred revenues....      (215)   (1,174)     (678)     (511)        (37)
                                                     --------   -------   -------   -------     -------
          Net cash provided by (used in) operating
            activities.............................     2,015    (2,764)    3,318    (3,373)      9,470
                                                     --------   -------   -------   -------     -------
INVESTING ACTIVITIES:
  Purchases of short-term investments..............   (15,148)   (8,271)   (3,800)   (2,843)     (3,942)
  Sale of short-term investments...................     4,193    10,805     9,266     8,650       5,513
  Purchase of ABC, net of cash acquired............        --    (2,965)       --        --      (2,295)
  Purchases of property and equipment..............    (1,534)     (772)   (1,246)     (918)     (1,261)
  Additions to capitalized software development
     costs.........................................      (849)   (1,296)     (919)     (756)     (1,067)
                                                     --------   -------   -------   -------     -------
          Net cash provided by (used in) investing
            activities.............................   (13,338)   (2,499)    3,301     4,133      (3,052)
                                                     --------   -------   -------   -------     -------
FINANCING ACTIVITIES:
  Payments on capital lease obligations............       (80)       --        --        --          --
  Issuance of Common stock from consummation of
     public offerings, net of offering costs.......    18,770     4,295        --        --          --
  Purchase of Treasury stock.......................        --        --    (1,927)   (1,927)         --
  Issuance of Common stock.........................       322       256       596       384       2,594
                                                     --------   -------   -------   -------     -------
          Net cash provided by (used in) financing
            activities.............................    19,012     4,551    (1,331)   (1,543)      2,594
                                                     --------   -------   -------   -------     -------
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH....       (69)       94      (283)     (130)         --
                                                     --------   -------   -------   -------     -------
NET INCREASE (DECREASE) IN CASH....................     7,620      (618)    5,005      (913)      9,012
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.......     3,910    11,530    10,912    10,912      15,917
                                                     --------   -------   -------   -------     -------
CASH AND CASH EQUIVALENTS, END OF YEAR.............  $ 11,530   $10,912   $15,917   $ 9,999     $24,929
                                                     ========   =======   =======   =======     =======

        The accompanying notes are an integral part of these statements.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER
                        30, 1997 AND 1998 IS UNAUDITED)

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  THE COMPANY

     Dendrite International, Inc. and Subsidiaries (the "Company") provides comprehensive Electronic Territory Management solutions used to manage, coordinate and control the activities of large sales forces in complex selling environments primarily within the ethical pharmaceutical industry. The Company also markets its products in the consumer packaged goods market. The Company's solutions combine proprietary software products with extensive system support services.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

     The consolidated financial statements include the accounts of Dendrite International, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," substantially all assets and liabilities of the Company's wholly-owned international subsidiaries are translated at their respective period-end currency exchange rates and revenues and expenses are translated at average currency exchange rates for the period. The resulting translation adjustments are accumulated in a separate component of stockholders' equity. All foreign currency transaction gains and losses are included in other expense on the accompanying statements of operations and are immaterial in each year.

     Interim Financial Statements

     The consolidated financial statements for the nine month periods ended September 30, 1997 and 1998 are unaudited and, in the opinion of management, include all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results expected for the entire year.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition

     The Company generally recognizes license fees as revenue using the percentage-of-completion method over a period of time that commences with the execution of the license agreement and ends with the completion of initial customization and installation, if any. Customers who purchase some of the Company's newer software products may not require such customization and therefore the Company may be able to recognize license fees from these products upon delivery. The Company's software licensing agreements provide for a warranty period (typically 90 days). The portion of the license fee associated with the warranty period is unbundled from the license fee and is recognized ratably over the warranty period.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

     The Company recognizes license fees from certain third-party software embedded into the product when the related license fees are recognized. The cost of third-party software is included in cost of license fees in the accompanying statements of operations. For the years ended December 31, 1995, 1996 and 1997, the Company recorded $362,000, $112,000 and $796,000 respectively, of license fees and $302,000, $93,000 and $658,000, respectively, of cost of license fees relating to third-party software.

     Revenues from services are recognized as the services are performed. Revenues from customer maintenance, support and data server rental agreements are recognized ratably over the agreements.

     Services are generally provided under multiyear contracts. The contracts specify the payment terms, which are generally over the term of the contract and generally provide for termination in the event of breach, as defined in the contract.

     Deferred Revenues

     Deferred revenues represent amounts collected from or invoiced to customers in excess of revenues recognized. Such amounts are recognized as revenue when the related significant performance obligations have been satisfied.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     Supplemental Cash Flow Information

     For the year ended December 31, 1995, the Company paid interest of $10,000. For the years ended December 31, 1996 and 1997, the Company paid no interest. For the years ended December 31, 1995, 1996 and 1997, the Company paid income taxes of $1,432,000, $4,346,000 and $422,000, respectively.

     The following table lists noncash assets that were acquired and liabilities that were assumed as a result of the acquisition of SRCI, S.A. discussed in Note 2:

Noncash assets:
  Accounts receivable.......................................  $  823,000
  Prepaid expenses..........................................      31,000
  Property and equipment....................................      91,000
  Goodwill..................................................     860,000
                                                              ----------
                                                               1,805,000
Assumed liabilities:
  Accounts payable..........................................    (488,000)
  Accrued compensation and benefits.........................    (250,000)
  Other accrued expenses....................................    (613,000)
  Deferred revenues.........................................    (129,000)
                                                              ----------
     Net noncash assets acquired............................     325,000
Write-off of in-process research and development............   2,640,000
                                                              ----------
     Cash paid, net of cash acquired........................  $2,965,000
                                                              ==========

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

     Short-Term Investments

     Effective January 1, 1995, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company invests in highly rated corporate bonds and municipal bonds. At December 31, 1996 and 1997, all marketable securities have been classified as available-for-sale. Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses, computed using specific identification, and declines in value determined to be permanent are recognized in the statement of operations.

     Property and Equipment

     Fixed assets are stated at cost. Depreciation and amortization are provided generally on the straight-line basis over the estimated useful lives of the respective assets, which range from 3 to 15 years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the lease terms, whichever are shorter. Maintenance, repairs and minor replacements are charged to expense as incurred.

     Capitalized Software Development Costs

     In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes certain costs related to the development of new software products or the enhancement of existing software products for sale or license. These costs are capitalized from the point in time that technological feasibility has been established, as evidenced by a working model or a detailed working program design, to the point in time that the product is available for general release to customers. Capitalized software development costs are amortized on a product by product basis over the greater of the ratio of current revenues to total anticipated revenues or on a straight-line basis over the estimated economic lives of the products (no longer than four years), beginning with the release to the customer. Research and development costs incurred prior to establishing technological feasibility and costs incurred subsequent to general product release to customers are charged to expense as incurred. The Company continually evaluates whether events or circumstances have occurred that indicate that the remaining useful lives of the capitalized software development costs should be revised or that the remaining balance of such assets may not be recoverable. As of December 31, 1997, management believes that no revisions to the remaining useful lives or write-down of capitalized development costs is required.

     Capitalized software development costs are net of accumulated amortization of $1,941,000 and $3,041,000 at December 31, 1996 and 1997, respectively. The Company capitalized software development costs of $849,000, $1,296,000 and $919,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Amortization expense for the years ended December 31, 1995, 1996 and 1997, was $410,000, $739,000 and $1,100,000, respectively, and is included in cost of license fees in the accompanying statements of operations.

     Intangible Assets

     Goodwill of $3,086,000 is being amortized on a straight-line basis over five - seven years (see Note 2). Amortization expense for the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1998 was $113,000, $172,000 and $182,000, respectively.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

     Impairment of Long-Lived Assets

     In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company reviews its long-lived assets, including property and equipment, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value.

     Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates that are expected to be in effect when the differences reverse.

     At December 31, 1997, there were approximately $3,141,000 of accumulated undistributed earnings of subsidiaries outside the United States that are considered to be reinvested indefinitely. If such earnings were remitted to the Company, applicable U.S. federal income and foreign withholding taxes may be partially offset by foreign tax credits.

     Major Customers

     The Company derived revenues of approximately 31%, 14% and 11% and 36%, 14% and 8% from its three largest customers for the years ended December 31, 1995 and 1996, respectively. The Company derived revenues of approximately 33%, 15% and 11% from its three largest customers for the year ended December 31, 1997, two of which were among the three largest customers in 1995 and 1996.

     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash balances and trade receivables. The Company invests its excess cash with large banks. The Company's customer base principally comprises companies within the ethical pharmaceutical industry. The Company does not require collateral from its customers.

     Net Income (Loss) Per Share

     The Company has presented net income (loss) per share pursuant to Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," and the Securities and Exchange Commission Staff Accounting Bulletin No. 98.

     Basic income (loss) per share (Basic EPS) was computed by dividing the net income (loss) for each year by the weighted average number of shares of Common Stock outstanding for each year. Diluted income (loss) per share (Diluted EPS) was computed by dividing net income (loss) for each year by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during each year.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

     The computation of shares used for Basic EPS and Diluted EPS is as follows:

                                                               YEAR ENDED DECEMBER 31,
                           -----------------------------------------------------------------------------------------------
                                            1995                                      1996                        1997
                           ---------------------------------------   ---------------------------------------   -----------
                             INCOME         SHARES       PER-SHARE     INCOME         SHARES       PER-SHARE     INCOME
                           (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)
                           -----------   -------------   ---------   -----------   -------------   ---------   -----------
Net income (loss)........    $4,694                                    $(1,912)                                  $4,610
Less: Accretion of
  redemption premium on
  preferred stock........       (31)                                        --                                       --
                             ------                                    -------                                   ------
Income (loss) available
  to common
  stockholders...........     4,663                                     (1,912)                                   4,610
Basic EPS................                   14,202         $0.33                      22,112        $(0.09)
Effect of dilutive
  securities
Redeemable convertible
  preferred stock........        31          5,608                          --            --                         --
Stock options............        --            952                          --            --                         --
                             ------         ------                     -------        ------                     ------
Income (loss) available
  to common stockholders
  plus assumed
  conversions............    $4,694                                    $(1,912)                                  $4,610
Diluted EPS..............                   20,762         $0.23                      22,112        $(0.09)
                                            ======         =====                      ======        ======

                            YEAR ENDED DECEMBER 31,
                           -------------------------
                                     1997
                           -------------------------
                              SHARES       PER-SHARE
                           (DENOMINATOR)    AMOUNT
                           -------------   ---------
Net income (loss)........
Less: Accretion of
  redemption premium on
  preferred stock........
Income (loss) available
  to common
  stockholders...........
Basic EPS................     22,262         $0.21
Effect of dilutive
  securities
Redeemable convertible
  preferred stock........         --
Stock options............        764
                              ------
Income (loss) available
  to common stockholders
  plus assumed
  conversions............
Diluted EPS..............     23,026         $0.20
                              ======         =====

     Recently Issued Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS 130 will not have a material effect on the Company's financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. The Company is evaluating the impact, if any, of the adoption of this pronouncement on the Company's existing disclosures.

     In June 1998, the FASB issues SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities and is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes that SFAS 133 will have no impact on the Company's consolidated financial statements.

     Recapitalization

     In August 1998 the Company amended its articles of incorporation to reflect a 2-for-1 split of its common shares and to change the number of authorized common shares to 100,000,000. All references in the consolidated financial statements to the number of shares and to per share amounts have been retroactively restated to reflect these changes.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

     Reclassifications

     Certain reclassifications have been made to prior year amounts to conform with current year presentation.

     During the second quarter of 1998, the Company determined that costs associated with certain activities that were previously classified as research and development expense, should be classified as cost of services, as these expenditures relate to client specific activities. For consistency of presentation, prior periods have been reclassified. The reclassification was $1,570,000, $1,913,000, $2,540,000 and $2,189,000 and $1,929,000 for the years ended December 31, 1995, 1996 and 1997 for the nine months ended September 30, 1997 and for the nine months ended September 30, 1998.

2.  ACQUISITIONS:

     On May 1, 1996, the Company acquired 100% of the capital stock of SRCI, S.A. ("SRCI") for approximately $3,198,000 and transaction costs of $302,000. The purchase was accounted for under the purchase method of accounting, whereby the purchase price is allocated to the assets acquired and liabilities assumed of SRCI based on their fair market values at the acquisition date. The excess of purchase price over the fair value of net assets acquired was assigned to identifiable intangibles. The Company assigned $2,640,000 to in-process research and development and such amount was written off in the accompanying statements of operations. The Company also recorded $860,000 as goodwill. SRCI's results of operations have been included in the Company's consolidated financial statements from the date of acquisition.

     On July 24, 1998, the Company acquired 100% of the capital stock of Associated Business Computing N.V. and an affiliated company (collectively, "ABC") for approximately $4,013,000 and transaction costs of $150,000. The purchase was accounted for under the purchase method of accounting, whereby the purchase price is allocated to the assets and liabilities assumed of ABC based on their respective fair market values at the acquisition date. The excess of purchase price over the fair value of net assets acquired was assigned to identifiable intangibles. The Company assigned $1,230,000 to in-process research and development and such amount was written-off in the accompanying statement of operations. The Company also recorded $2,226,000 as goodwill. ABC's results of operations have been included in the Company's financial statements from the date of acquisition.

3.  PROPERTY AND EQUIPMENT:

                                                        DECEMBER 31,
                                                 --------------------------
                                                    1996           1997
                                                    ----           ----
Computer hardware and other equipment..........  $ 4,039,000    $ 4,861,000
Furniture and fixtures.........................    1,724,000      1,573,000
Leasehold improvements.........................      743,000        870,000
                                                 -----------    -----------
                                                   6,506,000      7,304,000
Less -- Accumulated depreciation and
  amortization.................................   (3,115,000)    (4,194,000)
                                                 -----------    -----------
                                                 $ 3,391,000    $ 3,110,000
                                                 ===========    ===========

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

4.  REVOLVING LINE OF CREDIT:

     During the nine months ended September 30, 1998, the Company amended its revolving line of credit agreement with a bank which provides for borrowings of up to $15,000,000 and is available to finance working capital needs and possible future acquisitions. The agreement requires, among other covenants, that the Company maintain a minimum consolidated net worth, measured quarterly, which is equal to the Company's net worth as of December 31, 1997 plus 50% of the Company's net income earned after January 1, 1998, and 75% of the net proceeds of any stock offerings. This covenant has the effect of limiting the amount of cash dividends the Company may pay. As of September 30, 1998, approximately $41,603,000 was available for the payment of dividends under this covenant. The line of credit expires on November 30, 2001. The Company has never had any borrowings under this revolving line of credit.

5.  INCOME TAXES:

     The components of income (loss) before income taxes were as follows:

                                                    YEAR ENDED DECEMBER 31,
                                            ---------------------------------------
                                               1995          1996           1997
                                               ----          ----           ----
Domestic..................................  $7,195,000    $(1,211,000)   $5,990,000
Foreign...................................     486,000        (57,000)    1,551,000
                                            ----------    -----------    ----------
                                            $7,681,000    $(1,268,000)   $7,541,000
                                            ==========    ===========    ==========

     The components of income taxes were as follows:

                                                     YEAR ENDED DECEMBER 31,
                                              -------------------------------------
                                                 1995         1996          1997
                                                 ----         ----          ----
Current Provision:
  Federal...................................  $2,191,000    $ 575,000    $1,933,000
  State.....................................          --           --            --
  Foreign...................................   1,073,000      373,000       190,000
                                              ----------    ---------    ----------
                                               3,264,000      948,000     2,123,000
Deferred Provision (Benefit):
  Federal...................................      44,000     (149,000)       71,000
  State.....................................     542,000      102,000       389,000
  Foreign...................................    (863,000)    (257,000)      348,000
                                              ----------    ---------    ----------
                                                (277,000)    (304,000)      808,000
                                              ----------    ---------    ----------
                                              $2,987,000    $ 644,000    $2,931,000
                                              ==========    =========    ==========

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

     The reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1995      1996      1997
                                                              ----      ----      ----
Federal statutory tax rate..................................  34.0%    (34.0)%     34.0%
Impact of foreign subsidiaries subject to higher tax
  rates.....................................................   0.2       0.2       0.1
Impact of enacted change in German tax rates on deferred tax
  assets....................................................    --       4.6        --
State income taxes, net of federal tax benefit..............   4.3      (5.0)      4.8
Nondeductible expenses......................................   0.4       3.8       0.6
Write-off of in-process research and development............    --      81.1        --
Tax credits utilized........................................    --        --      (0.6)
                                                              ----     -----      ----
                                                              38.9%     50.7%     38.9%
                                                              ====     =====      ====

     The tax effect of temporary differences as established in accordance with SFAS No. 109 that give rise to deferred income taxes is as follows:

                                                         DECEMBER 31,
                                                   -------------------------
                                                      1996          1997
                                                      ----          ----
Gross deferred tax asset:
  Depreciation and amortization..................  $     4,000   $   303,000
  Foreign net operating loss.....................    1,549,000     1,021,000
  Accruals and revenues not currently
     deductible..................................      365,000        87,000
  Other..........................................      242,000       418,000
                                                   -----------   -----------
                                                   $ 2,160,000   $ 1,829,000
                                                   ===========   ===========
Gross deferred tax liability:
  Capitalized software development costs.........  $  (971,000)  $  (598,000)
  Other..........................................   (1,243,000)   (2,093,000)
                                                   -----------   -----------
                                                   $(2,214,000)  $(2,691,000)
                                                   ===========   ===========

     The Company has recorded a deferred tax asset of $1,021,000 reflecting the benefit of approximately $2,405,000 in foreign loss carryforwards, which expire in varying amounts between 1999 and 2000. Realization is dependent on generating sufficient foreign taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

6.  EQUITY PLANS:

  STOCK OPTION PLANS

     The Company has three stock option plans that provide for the granting of options, the awarding of stock and the purchase of stock. Options granted under the three stock option plans generally vest over a four-year period and are exercisable over a period not to exceed ten years both as determined by the Board of Directors. Incentive stock options are granted at fair value, as determined by the Board of Directors and prior to the initial public offering supported by an independent appraisal. Nonqualified options are granted at exercise prices determined by the

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

Board of Directors. Subsequent to the initial public offering, incentive stock options and nonqualified options are granted at fair value, based upon the price of the stock as quoted by the Nasdaq National Market System.

     Information with respect to the options under the three stock option plans is as follows:

                                                       EXERCISE PRICE     AGGREGATE
                                           SHARES        PER SHARE        PROCEEDS
                                           ------      --------------     ---------
Outstanding December 31, 1994...........  1,279,000    $0.315-$ 1.48     $ 1,065,775
  Granted...............................    128,000    $ 5.00-$ 9.56         927,000
  Exercised.............................   (177,500)   $0.315-$ 1.35         (80,438)
  Canceled..............................    (60,000)   $0.315-$ 1.35         (81,000)
                                          ---------    -------------     -----------
Outstanding December 31, 1995...........  1,169,500    $0.315-$ 9.56       1,831,337
  Granted...............................    448,000    $8.155-$15.75       5,711,726
  Exercised.............................   (368,500)   $0.315-$ 5.00        (256,138)
  Canceled..............................   (117,500)   $0.315-$15.75      (1,021,855)
                                          ---------    -------------     -----------
Outstanding December 31, 1996...........  1,131,500    $0.315-$15.75     $ 6,265,070
  Granted...............................  2,910,000    $3.969-$10.47      20,745,667
  Exercised.............................   (261,750)   $0.315-$ 5.00        (189,644)
  Canceled..............................   (213,000)   $0.315-$15.75      (1,969,909)
                                          ---------    -------------     -----------
Outstanding December 31, 1997...........  3,566,750    $0.315-$15.75     $24,851,184
                                          =========    =============     ===========

     At December 31, 1997, there were 416,750 options exercisable at $0.50-$15.75 per share. The aggregate exercise price of these options was $391,938 as of December 31, 1997.

     The Company adopted the disclosure requirement of SFAS No. 123, "Accounting for Stock-Based Compensation," effective for the Company's December 31, 1996 financial statements. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost has been computed for the stock option plans based on the intrinsic value of the stock option at the date of grant, which represents the difference between the exercise price and the fair value of the Company's stock. As the exercise price of the stock options equaled the fair value of the Company's stock at the date of option issuance, no compensation cost has been recorded in the accompanying statements of operations. Had compensation cost for the three option plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been adjusted to the following pro forma amounts:

                                                    YEAR ENDED DECEMBER 31,
                                            ---------------------------------------
                                               1995          1996           1997
                                               ----          ----           ----
Net income (loss):
  As reported.............................  $4,694,000    $(1,912,000)   $4,610,000
  Pro forma...............................  $4,597,000    $(2,404,000)   $2,335,000
Basic income (loss) per share:
  As reported.............................        $.33          $(.09)         $.21
  Pro forma...............................        $.32          $(.11)         $.10
Diluted income (loss) per share:
  As reported.............................        $.23          $(.09)         $.20
  Pro forma...............................        $.22          $(.11)         $.10

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

     Because the SFAS No. 123 method of accounting is not required to be applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The weighted average fair value of options granted was $4.91, $8.67 and $4.93 for the years ended December 31, 1995, 1996 and 1997, respectively.

     Information with respect to the options outstanding under the three stock option plans at December 31, 1997 is as follows:

                                        WEIGHTED
                            WEIGHTED     AVERAGE
                            AVERAGE     REMAINING     NUMBER
EXERCISE PRICE              EXERCISE   CONTRACTUAL   OF VESTED
  PER SHARE      SHARES      PRICE        LIFE        SHARES
--------------   ------     --------   -----------   ---------
 $0.50-$1.48      392,750    $ 1.27        6.5        327,750
 $3.97-$5.97    1,418,000    $ 5.01        9.2         10,000
 $8.00-$11.75   1,541,000    $ 9.51        9.6         24,750
$13.32-$15.75     215,000    $14.63        8.6         53,750
                ---------    ------        ---        -------
                3,566,750    $ 7.12        9.0        416,250
                =========    ======        ===        =======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1995, 1996 and 1997: risk-free interest rates ranging from 5.4% to 6.9% based on the rate in effect on the date of grant; no expected dividend yield; expected lives of 6.0 years for the options; and expected volatility of 70%.

  EMPLOYEE STOCK PURCHASE PLAN

     The Company maintained an Employee Stock Purchase Plan that allowed full-time employees with two years of service the opportunity to purchase shares of the Company's Common stock at fair value on dates determined by the Board of Directors, up to a maximum of 10% of their eligible compensation or $20,000, whichever was less. This plan was terminated immediately prior to the consummation of the initial public offering.

     In 1997, the Company established an employee stock purchase plan that allows full-time employees the opportunity to purchase shares at 85% of fair value on dates determined by the Board of Directors, up to a maximum 10% of their eligible compensation or $25,000, whichever is less. There were 300,000 shares available for purchase under this plan, of which 42,236 were purchased in 1997.

  ANNIVERSARY STOCK PLAN

     The Company grants 200 shares of the Company's Common stock to all employees in July following their fifth anniversary of employment. The cost of the anniversary stock plan is accrued over the employment period of the employees.

7.  SAVINGS PLANS:

     The Company maintains Employee Savings Plans (the "Plans") that cover substantially all of its full-time U.S. and U.K. employees. All eligible employees may elect to contribute a portion of their wages to the Plans, subject to certain limitations. In addition, the Company contributes to the Plans at the rate of 50% of the employee's contributions up to a maximum of 3% of the

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES employee's salary. The Company's contributions to the Plans were $197,000, $222,000 and $212,000 in the years ended December 31, 1995, 1996 and 1997, respectively.

     The Company also maintains a noncontributory pension plan that covers substantially all of its full-time Japanese employees. All contributions to this pension plan are made by the Company in accordance with prescribed statutory requirements. The Company's contributions to the Plan were $40,000, $56,000 and $76,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

8.  COMMITMENTS AND CONTINGENCIES:

     The Company leases office facilities and equipment under various operating leases with remaining noncancelable lease terms generally in excess of one year. Rent expense was $3,849,000, $3,709,000 and $4,867,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Future minimum rental payments at December 31, 1997, on these leases are as follows:

1998................................................    $ 4,767,000
1999................................................      3,666,000
2000................................................      1,237,000
2001................................................      1,000,000
2002................................................        797,000
2003 and thereafter.................................      1,440,000
                                                        -----------
                                                        $12,907,000
                                                        ===========

     From time to time the Company is involved in certain legal actions arising in the ordinary course of business. In the Company's opinion, the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations.

9.  RELATED-PARTY TRANSACTIONS:

     The Company paid approximately $126,000, $78,000 and $33,000 in the years ended December 31, 1995, 1996 and 1997, respectively, to an entity owned by the President and Chief Executive Officer of the Company for rental and usage of an aircraft.

     The Company paid approximately $666,000, $184,000 and $8,000 in the years ended December 31, 1995, 1996 and 1997, respectively, to a law firm of which one of the former directors of the Company is a member.

                 DENDRITE INTERNATIONAL, INC. AND SUBSIDIARIES

10.  GEOGRAPHIC SEGMENT DATA:

     The Company operates in one business segment. The following table presents information about the Company's operations by geographic area:

                                                           YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                     1995           1996           1997
                                                     ----           ----           ----
Revenues:
  License fees:
     United States
       Domestic.................................  $ 1,197,000    $ 1,896,000    $ 4,338,000
       Export...................................    4,845,000      6,878,000      3,369,000
                                                  -----------    -----------    -----------
                                                    6,042,000      8,774,000      7,707,000
                                                  -----------    -----------    -----------
  Services:
     United States..............................   26,843,000     29,747,000     41,332,000
     Europe.....................................   15,764,000     22,719,000     24,273,000
     Other Foreign..............................    5,473,000      5,006,000      5,134,000
                                                  -----------    -----------    -----------
                                                   48,080,000     57,472,000     70,739,000
                                                  -----------    -----------    -----------
                                                  $54,122,000    $66,246,000    $78,446,000
                                                  ===========    ===========    ===========
  Operating income (loss):
     United States..............................  $ 6,692,000    $(1,940,000)   $ 5,889,000
     Europe.....................................     (566,000)      (752,000)       801,000
     Other Foreign..............................    1,044,000        648,000        523,000
                                                  -----------    -----------    -----------
                                                  $ 7,170,000    $(2,044,000)   $ 7,213,000
                                                  ===========    ===========    ===========
  Identifiable assets:
     United States..............................  $35,583,000    $35,911,000    $38,293,000
     Europe.....................................    7,859,000     10,802,000     12,648,000
     Other Foreign..............................    1,825,000      2,502,000      2,078,000
                                                  -----------    -----------    -----------
                                                  $45,267,000    $49,215,000    $53,019,000
                                                  ===========    ===========    ===========

                                  UNDERWRITING

     The Company, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Hambrecht & Quist LLC are the representatives of the Underwriters.

                                                                Number of
                        Underwriter                              Shares
                        -----------                             ---------
Goldman, Sachs & Co. .......................................
Bear, Stearns & Co. Inc.....................................
Hambrecht & Quist LLC.......................................
                                                                ---------
     Total..................................................    3,250,000
                                                                =========

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 487,500 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 487,500 additional shares.

                           Paid by the Company
                           -------------------
                       No Exercise    Full Exercise
                       -----------    -------------
Per Share............   $               $
Total................   $               $

                   Paid by the Selling Stockholders
                   --------------------------------
                       No Exercise    Full Exercise
                       -----------    -------------
Per Share............   $               $
Total................   $               $

     Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to
certain other brokers or dealers at a discount of up to $          per share
from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     The Company and the selling stockholders have agreed with the Underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee stock plans.

     In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Goldman, Sachs & Co. has provided investment advisory services to the Company from time to time.

     The Company and selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

     In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    2
Risk Factors........................    6
Forward-looking Statements..........   12
Use of Proceeds.....................   12
Price Range of Common Stock.........   13
Dividend Policy.....................   13
Capitalization......................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   15
Business............................   25
Management..........................   38
Selling Stockholders................   41
Description of Capital Stock........   42
Validity of Common Stock............   43
Experts.............................   43
Available Information...............   43
Incorporation of Certain Documents
  by Reference......................   44
Index to Consolidated Financial
  Statements........................  F-1
Underwriting........................  U-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                3,250,000 Shares

                          DENDRITE INTERNATIONAL, INC.

                                  Common Stock
                           -------------------------
                                     [Logo]
                           -------------------------

                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                               HAMBRECHT & QUIST

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.

SEC registration fee........................................    $ 28,511
NASD filing fee.............................................      10,756
Nasdaq National Market fee..................................      17,500
Printing and engraving expenses.............................      70,000
Legal fees and expenses.....................................     250,000
Accounting fees and expenses................................     100,000
Blue sky fees and expenses (including attorneys' fees)......      10,000
Transfer Agent's and Registrar's Fees.......................      12,500
Miscellaneous...............................................         733
                                                                --------
     Total..................................................    $500,000
                                                                ========

---------------

* All amounts are estimated except for the SEC registration fee and NASD filing fee.

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 14A:3-5 of the New Jersey Business Corporation Act (the "NJBCA") gives the Company power to indemnify each of its directors and officers against expenses and liabilities in connection with any proceeding involving him by reason of his being or having been a director or officer if (a) he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and (b) with respect to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. However, in a proceeding by or in the right of the Company, there shall be no indemnification in respect of any liabilities or expenses if the officer or director shall have been adjudged liable to the Company unless the court in such proceeding determines he is entitled to indemnity for such liabilities and/or expenses. Furthermore, no indemnification shall be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to such director or officer establishes that his acts or omissions (a) were in breach of his duty of loyalty to the Company and its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the director or officer of an improper personal benefit. The NJBCA defines an act or omission in breach of a person's duty of loyalty as an act or omission which that person knows or believes to be contrary to the best interests of the Company or its shareholders in connection with a matter in which he has a material conflict of interest. If a director or officer is successful in a proceeding, the statute mandates that the Company indemnify him against expenses.

     The Company's Restated Certificate of Incorporation, as permitted by New Jersey law, eliminates the personal liability of the directors and officers to the Company or its shareholders for monetary damages for breaches of such director's or officer's duty of care or other duties as a director or officer; except liabilities for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders,
(b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. In addition, the Company's Restated By-laws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in or not opposed to the best interest of the Company and with respect to criminal proceedings if the director had no reasonable cause to believe his or her conduct was unlawful. The Company believes that the protection provided by these provisions will help the Company attract and retain qualified individuals to serve as officers and directors. These provisions also will limit the remedies available to a shareholder who is dissatisfied with a Board decision protected by these provisions, and such shareholder's only remedy may be to bring a suit to prevent the Board's action.

     The Company maintains a directors and officers liability insurance policy.

     As of October 28, 1998, the Company entered into an Indemnification Agreement with each Director of the Company, providing that, with certain exceptions, the Company would hold harmless and indemnify each Director in connection with his directorship to the extent permitted under the New Jersey Business Corporation Act. More specifically, the Indemnification Agreement provides that the Company is obligated to indemnify each Director against all reasonable costs, expenses (including attorneys' fees), fines, judgments, and settlement amounts that such Director may incur in connection with any actual or threatened action, suit, or proceeding (whether, civil, criminal, investigative or administrative) to which such Director is, or may be, a party by reason of his position as Director or as a director, officer, employee, or agent of any other company to which such Director provides services at the request of the Company.

ITEM 16.  EXHIBITS

     (a) Exhibits.  Attached hereto are the following exhibits:

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1     Form of Underwriting Agreement*
  5.1     Opinion of Sullivan & Cromwell*
 10.1     Amended and Restated Credit Agreement, entered into as of
          November 30, 1998, between the Company and The Chase
          Manhattan Bank
 23.1     Consent of Sullivan & Cromwell (included as part of Exhibit
          5.1)*
 23.2     Consent of Arthur Andersen LLP, independent public
          accountants
   24     Power of Attorney

---------------

* To be filed by Amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans' annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating the securities offered therein, and the offering of such securities at that time shall be deemed to the before initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Harding, State of New Jersey on the 20th day of January, 1999.

                                          DENDRITE INTERNATIONAL, INC.

                                          By: /s/ JOHN E. BAILYE
                                            ------------------------------------
                                              John E. Bailye
                                              Chief Executive Officer and
                                              President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 20th day of January, 1999.

                       NAME                                                 TITLE
                       ----                                                 -----
                /s/ JOHN E. BAILYE
---------------------------------------------------    Chief Executive Officer, President and Director
                  John E. Bailye                       (Principal Executive Officer)

               /s/ GEORGE T. ROBSON                    Senior Vice President and Chief Financial
---------------------------------------------------    Officer (Principal Financial Officer and
                 George T. Robson                      Accounting Officer)

             /s/ BERNARD M. GOLDSMITH
---------------------------------------------------
               Bernard M. Goldsmith                    Director

               /s/ EDWARD J. KFOURY
---------------------------------------------------
                 Edward J. Kfoury                      Director

               /s/ PAUL A. MARGOLIS
---------------------------------------------------
                 Paul A. Margolis                      Director

               /s/ JOHN H. MARTINSON
---------------------------------------------------
                 John H. Martinson                     Director

              /s/ TERENCE H. OSBORNE
---------------------------------------------------
                Terence H. Osborne                     Director

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
NUMBER                       DESCRIPTION OF EXHIBIT                     NUMBER
-------                      ----------------------                     ------
  1.1     Form of Underwriting Agreement*.............................
  5.1     Opinion of Sullivan & Cromwell*.............................
 10.1     Amended and Restated Credit Agreement, entered into as of
          November 30, 1998, between the Company and The Chase
          Manhattan Bank..............................................
 23.1     Consent of Sullivan & Cromwell (included as part of Exhibit
          5.1)*.......................................................
 23.2     Consent of Arthur Andersen LLP, independent public
          accountants.................................................
   24     Power of Attorney...........................................

---------------

* To be filed by Amendment.